AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON	REGISTRATION NO. 333-121842
JUNE 7 , 2005
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 2 TO FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SYSTEMS EVOLUTION, INC.
(Exact Name of Registrant as Specified in Its Charter)

Idaho	7371	82-0291029
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

10777 Westheimer Road, Suite 810, Houston, TX 77042 Telephone: (713) 979-1600
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

	Robert C. Rhodes
	Chief Executive Officer
	Systems Evolution, Inc.
	10777 Westheimer Road, Suite 810
	Houston, TX 77042
	Telephone: (713) 979-1600
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. x
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. o
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. o
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. o
    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. o

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion, dated June 7, 2005

SYSTEMS EVOLUTION, INC.

109,038,348 Shares of Common Stock

This Prospectus is being used by certain stockholders (the "Selling Shareholders") of Systems Evolution, Inc. to sell an aggregate of up to 109,038,348 shares (the "Shares") of our common stock  ("common stock"). The Selling Shareholders will sell the common stock, from time to time, at prices then attainable, less ordinary brokers' commissions and dealers' discounts, as applicable. The Shares are being offered solely for the account of the Selling Shareholders.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is _________, 2005.

2

PROSPECTUS SUMMARY

This summary highlights important information about our business and about this offering. Because it is a summary, it does not contain all the information you should consider before investing in our securities. Please read the entire prospectus.

Systems Evolution, Inc. and Business

Systems Evolution, Inc. (“we” or “SEVI”), founded in 1993, is an information technology (IT) services firm focused on delivering value in the IT outsourcing and consultancy industry. This entails software development, network support, and providing contract staff for our clients. SEVI’s performance is based on the use of what it believes are industry leading best practices as defined by IBM’s Rational Unifed Process (IBM Rational Unified Process®, or RUP®, a configurable software development process platform that has delivered proven best practices and a configurable architecture for the last 10 years) for project management and software development.

Currently, our services offerings fall within one of our three divisions: Infrastructure Support & Services, Business & Technology Solutions, and Human Capital Management (through a wholly owned subsidiary, Next Hire Consultants, Inc.). The service offerings are grouped to provide specific brand image based solutions that are targeted at allowing clients to solve specific business and technology challenges. As a combined offering these service offerings allow us to provide our clients with comprehensive outsourced service solutions.

Our common stock trades on the OTC Bulletin Board Market under the symbol SEVI.OB. On May 27, 2005, the last reported sale price per share of common stock was $.024.

Recent Developments

Recent Acquisitions

    We entered into a definitive agreement to acquire Southwest CMS Technology Services LP and its general partner CMS Associates, LLC ("CMS"), a San Antonio based network integration firm, on June 10, 2004, and closed the acquisition on July 27, 2004. CMS's primary focus is Microsoft and Novell network integration. In connection with the acquisition of CMS from its two stockholders, we paid the two selling stockholders $10,000 in cash, issued them $40,000 aggregate principal amount of our non-interest bearing notes dependent upon the note holders being retained by SEVI, and directly issued the two shareholders 200,000 shares of our common stock. The shares were valued at $0.52 per share for an a total share valuation of $104,000. CMS has been integrated into our Infrastructure Support & Services division.

    We entered into a definitive agreement to acquire Duration Software, Inc. (“Duration”), an Austin based business and technology consulting firm, on August 30, 2004, and closed the acquisition on September 24, 2004. Duration’s primary focus is on custom applications and integration solutions for government, healthcare, and business.  In connection with the acquisition we issued 15,000,000 shares of common stock   directly to the five Duration shareholders, $300,000 principal amount of our promissory notes due 2007, and paid $450,000 to the five shareholders of Duration.  The shares were valued at $0.15 per share for an a total share valuation of $2,250,000.  Duration has been integrated into our Business & Technology Solutions division

     On July 12, 2004, we entered into a definitive agreement to acquire Next Hire Consultants, Inc. (“Next Hire”), a Houston staffing and permanent placement firm. We closed the Next Hire acquisition on September 23, 2004, and issued 400,000 shares of our common stock directly to Next Hire’s sole shareholder.  The shares were valued at $0.10 per share for a total share valuation of $40,000. Next Hire is our Human Capital Management division.

    The cash used to fund the acquisitions originated from our September 9, 2004 note financing.

Callable Secured Convertible Note Financing in December 2004

  This prospectus relates to 10,059,869 shares of our common stock that have been issued and 98,978,479 shares issuable in connection with our September 2004 financing involving our issuance of $1,825,000 principal amount of 8% Convertible Notes due 2007 and Warrants to the noteholders and issuance of warrants to financial advisory firms.

On December 30, 2004, we executed a securities purchase agreement with certain institutional and accredited investors for an additional convertible debt financing. At closings on December 30, 2004, and on January 14 and April 29, 2005, under this agreement, we completed the sale of an aggregate of $1,250,000 in 8% callable secured convertible notes due two years from date of issuance, and accompanying warrants, which resulted in net proceeds to SEVI of $1,135,648. These warrants are initially exercisable for 3,750,000 shares of common stock. Under the securities purchase agreement, as amended, the purchasers have agreed to purchase an additional installment of $250,000 principal amount of notes when the registration statement that we are required to file under the registration rights agreement we entered into in connection with this financing has been declared effective by the SEC. At the subsequent scheduled closing in this financing, we will issue additional warrants to these investors to purchase an aggregate of 750,000 shares of common stock. We are registering the shares of common stock issuable to the investors in this financing in a separate registration statement to be filed with the SEC, and the  93,334,204 shares of common stock to be so registered are not included in this prospectus.

In connection with this securities purchase agreement, we entered into a security agreement and an intellectual property security agreement, with these purchasers. The security agreement grants these purchasers a first priority security interest in all of our equipment and assets, our receivables, our inventory and all of our corporate documents, instruments, files and records. The intellectual property security agreement grants these purchasers a first priority security interest in all of our intellectual property, including our software, copyrights, copyright licenses, patents, patent licenses, trademarks, trademark licenses and trade secrets.

How to Contact Us

Our corporate offices are located at 10777 Westheimer Road, Suite 810, Houston, Texas 77042. Our telephone number is (713) 979-1600.

The Offering

We are registering shares of our common stock, of which 10,059,869 shares have been issued and 98,978,479 shares are issuable, in connection with our September 2004 financing involving our issuance of $1,825,000 principal amount of 8% Convertible Notes due 2007 (the “Notes”) and Series A, B, C and D warrants (collectively, the “Warrants”), as well as warrants to financial advisory firms, for sale by selling shareholders identified in the section of this prospectus titled “Selling Shareholders.” The shares shown in the table identifying the selling shareholders include:

36,500,000 shares of common stock that have not yet been, but that may be, issued to designated selling shareholders upon the conversion of the Notes, and up to 8,760,000 shares of common stock which may be issuable if we elect to pay accrued interest on the Notes by issuing shares of our common stock. $73,000 interest has been accrued as of February 28, 2005. SEVI will consider the total amount of interest due in making a determination as to whether to elect to pay such interest by issuing shares.

36,500,000 shares of common stock that have not yet been, but that may be, issued to designated selling shareholders upon the exercise of the Warrants were issued in to the holders of the Notes in connection with the September 9, 2004 closing of the sale of the Notes.

       27,278,348 shares of common stock issued, and issuable upon the exercise of warrants, to financial advisory firms, H.C. Wainwright & Co., Inc. and 1st SB Partners Ltd., in connection with the placement of the Notes and Warrants. H.C. Wainwright & Co., Inc. was issued 7,500,869 shares upon exercise of warrants and holds 10,293,479 warrants. 1st SB Partners Ltd was issued 2,559,000 shares upon exercise of warrants and holds 6,925,000 warrants.

As of May 31, 2005, there were 81,011,423 shares of common stock issued and outstanding that were held of record by approximately 1,014 shareholders. After this offering, assuming the conversion of all the Notes and the exercise of all the Warrants in this offering, we will have 190,049,771 shares of common stock outstanding.  Including this registration statement and the registration statement subsequently filed on January 10th, 2005, assuming the conversion of all notes and exercise of all warrants in both registration statements, we will have 283,383,975 shares of common stock outstanding.

Summary Financial Data

The following selected financial data should be read in conjunction with the Financial Statements, including the related notes, and Management’s Discussion and Analysis or Plan of Operations contained in this Prospectus.

	Audited	Unaudited
Balance Sheet Data:	May 31, 2004	February 28, 2005
Current Assets	126,891	842,967
Total Assets	325,924	8,619,519
Current Liabilities	396,857	560,165
Total Liabilities	407,994	1,646,878
Shareholders' Equity	(82,070)	6,972,641

	Audited	Audited	Unaudited
	Year Ended May 31, 2003	Year Ended May 31, 2004	Nine Months Ended February 28, 2005
Statements of Operations Data:
Net Revenues	1,101,593	656,676	2,414,308
Operating Loss	(262,794)	(2,733,687)	(3,667,030)
Net Loss	(302,819)	(2,733,687)	(4,526,216)

       Systems Evolution has incurred significant losses the last three fiscal years. Our auditors have raised substantial doubt about SEVI’s ability to continue as a going concern.

RISK FACTORS

An investment in our securities is very speculative and involves a high degree of risk. You should carefully consider the following risk factors, along with the other matters discussed in this prospectus, before you decide to buy our securities. Any of these factors could cause the value of your investment to decline significantly or become worthless. If you decide to buy our securities, you should be able to afford a complete loss of your investment.  Within this section, we discuss what we believe are the principal material risks in connection with an investment in our common stock..

WE HAVE MINIMAL REVENUES AND ASSETS AND WE MAY BE UNABLE TO CONTINUE OPERATIONS DUE TO CONTINUED LOSSES.

We have minimal revenues and have not been profitable.  We have incurred significant losses the last three fiscal years, and our auditors have raised substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern will be dependent upon our ability to obtain funds to meet our obligations on a timely basis, obtain additional financing or refinancing as may be required, and ultimately to attain profitability. There are no assurances that we will in the future be able to obtain any additional required financing or, if we are able to obtain additional financing, that such financing will be on favorable terms. The inability to obtain additional financing when needed would have a material adverse effect on our operating results.

Continued losses will deplete our limited cash assets and once depleted, we would not have the cash on hand required to fund on going operations.

OUR BUSINESS IS IN AN EARLY STAGE OF OPERATIONS AND WE EXPECT TO INCUR LOSSES IN THE FUTURE WHICH COULD DEPLETE CASH AND PUT INTO JEOPARDY SEVI’S CONTINUED OPERATIONS.

Our operations generated only $656,676 of revenue in fiscal 2004, and $2,414,308 for the nine months ended February 28, 2005, nor are they profitable. We have incurred net operating losses in the last three years ending May 31, 2004, of approximately $3,242,000, and expect that we will continue to incur operating losses in the future. Failure to achieve or maintain profitability may materially and adversely affect the future value of our common stock.

We are not certain if we will become profitable. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis. Failure to achieve or maintain profitability may materially and adversely affect the future value of our common stock.

We expect to substantially increase our sales personnel, marketing expenses, and services and operating expenses in the future, and we will have to obtain significant additional capital to continue development of our business.

The conclusion that sustained losses required by our early stage of operations to achieve profitability and revenue growth may never reach either. If neither one is achieved, the losses will put into jeopardy SEVI’s ability to continued operations.

WE RELY ON THIRD-PARTY TECHNOLOGIES AND A TERMINATION OF ANY OF OUR RELATIONSHIPS WITH THIRD-PARTY VENDORS COULD ADVERSELY AFFECT OUR REVENUES AND BUSINESS.

We rely in part on technology that we license from third party vendors like Microsoft, Novell, and IBM Rational. These third-party technology licenses might not continue to be available to us on commercially reasonable terms, or at all. This technology may contain defects that we cannot control. The loss of any of these technology licenses could cause delays in introducing our service offerings until equivalent technology, if available, is identified, licensed and integrated. Delays in introducing our service offerings could harm our business.

       Our third party vendor partners, Microsoft, Novell, and IBM Rational, each have annual partnership agreements that require a set number of vendor certified employees (Microsoft requires at least three Microsoft Certified Professionals and Novell requires two Novell Certified Engineers) and partner license usage (upwards of $50,000 each for Microsoft, Novell, and IBM Rational) that could negatively affect our ability to deliver services if we were not to meet partnership requirements and lose our partnership.

DELAYS IN IMPLEMENTATION OF OUR IT SOLUTIONS COULD CAUSE OUR OPERATING RESULTS TO SUFFER THROUGH REVENUE LOSS.

The implementation of our solutions for our customers requires internal quality assurance testing and customer testing which may reveal performance issues that could lead to delays in providing our solutions for customers. In addition, the reallocation of resources associated with any postponement could cause delays in the implementation of our services for other customers and may adversely affect or delay our ability to develop and release future enhancements to our existing solutions as well as new solutions. Projects include customer acceptance which, when delayed, can require SEVI to invoice late, which in turn puts cash receipt of receivables further in the future. Any such delays could harm our operating results, causing delay of revenue recognition or even complete loss of revenue if the customer never accepts the project deliverables.

THERE IS NO ASSURANCE THAT ANY ACQUISITIONS WE COMPLETE WILL BE SUCCESSFUL.

There can be no assurance that we will be successful in identifying and evaluating suitable acquisitions or in concluding any such acquisition. If we complete acquisitions, we may acquire firms that do not contribute to our profitability or we may not be able to integrate these acquisitions with our operations, with a resulting adverse effect on our operations and profitability. See “Recent Developments” above for a discussion of acquisitions that we have recently completed. We cannot assure you that we will be able to negotiate any further acquisitions on terms favorable to us or that any completed acquisitions will be successful. Acquisitions are necessary to SEVI to fill out delivery capabilities associated with technologies that current SEVI employees are not familiar with or have implemented successful projects for those technologies. Without successful project implementations, SEVI will not be able to enter new technology areas.

THERE IS A SCARCITY OF AND COMPETITION FOR ACQUISITION CANDIDATES WHICH COULD PUT OUR PLANNED REVENUE GROWTH IN THIS MANNER IN JEOPARDY.

We are and will continue to be an insignificant participant in the business of seeking acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than us and, consequently, we will be at a competitive disadvantage in successfully completing an acquisition. Moreover, we will also compete in seeking merger or acquisition candidates with numerous other small public companies. If we are unable to acquire entities with successful technology related project experience, our ability to grow revenue will be significantly hampered. We will also be competing with our clients for IT professionals with this same experience. Moreover, our primary business goal has never been the acquisition of private companies.

WE ARE REGISTERING FOR RESALE A LARGE NUMBER OF SHARES OF OUR COMMON STOCK AND SALES OF THESE SHARES MAY DEPRESS THE MARKET FOR OUR COMMON STOCK

Future sales of our common stock by the investors that purchased the Notes and Warrants, up to 109,038,348 shares, as well as by the purchasers of our 8% Callable Secured Convertible Notes pursuant to a separate prospectus, could depress the market price of our stock. Most importantly, the common stock, 93,334,204 shares, issuable on conversion of this latter series of notes could be issued at a discount to market, specifically 50% of the market price of our common stock, defined as the average of the lowest three trading prices for our common stock during the twenty trading day period ending one trading day prior to the date the conversion notice. All of these investors may have the incentive to sell their shares of common stock immediately to obtain a higher price, or alternatively to sell short in advance of selling their shares to ensure a profit. The investors in the latter series of notes may also have an incentive to sell our common stock immediately into the market to profit from the difference between their discounted price and the market price. This would increase sales of our stock in the market and the number of shares outstanding and would dilute all shareholders. This additional dilution and number of shares to be sold could cause our stock price to decline.

WE DO NOT PLAN TO PAY DIVIDENDS

We will not be able to pay dividends until we recover any losses that we may have incurred and we become profitable. We intend to retain our earnings to finance growth and expansion and for general corporate purposes. Any future declaration and payment of dividends on the common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock, and other factors deemed relevant by our Board of Directors.

DESCRIPTION OF BUSINESS

Executive Overview

       Systems Evolution, Inc., an Idaho corporation, was organized in 1968 and merged in September 2003 with Systems Evolution, Inc., our Texas operating corporation organized in 1993. SEVI is an IT services firm focused on delivering value in the IT outsourcing and consultancy industry. This entails software development, network support, and providing contract staff for our clients. SEVI has over the last decade adapted and implemented emerging technologies based on the use of what it believes are industry leading best practices  as defined by IBM’s Rational Unifed Process (IBM Rational Unified Process®, or RUP®, is a configurable software development process platform that has delivered proven best practices and a configurable architecture for the last 10 years) for project management and software development.

Corporate History

Systems Evolution, Inc. (also known by its ticker symbol of “SEVI”) was founded in 1993 to answer the pressing need for knowledge transfer for Client/Server development. In order to fulfill the promise of knowledge transfer, SEVI added Powersoft and Microsoft certified classroom training capabilities in early 1994; by combining classroom training with architectural and project startup mentoring, SEVI’s capabilities were in demand by clients in various sectors of the national economy, including EDS (American Express Private Banking, AccuPlant, IES) for project recovery, Louisville Gas & Electric for classroom training, Pepsi (KFC) for classroom training, and Valero for Powersoft focused software devleopment.

SEVI's presence in the technology project recovery marketplace  (providing project work out for failed technology projects) was well established by 1995. Clients as diverse as the U.S. Federal Reserve Board of Governors, Freddie Mac, and First Union Capital Markets retained SEVI consultants to review project status and technology implementation. By 1996, a number of software manufacturers also began using SEVI strategic technology consulting - including EAS Technologies, FocusSoft, and Sybase.

SEVI's 1997 entry into the Internet arena focused on mission critical Java development using the SilverStream application server.  We leveraged our certified SilverStream training status and J2EE implementation experience (implementing the Java programming language extensions for servers) to increase our revenue. Major clients since 1999 include Service Corporation International (SCI) for J2EE implementation, Conoco Philips for J2EE implementation, Reliant Energy for PowerBuilder software development, and PG&E Gas Transaction Texas for PowerBuilder software development.

SEVI was acquired on September 9, 2003, by an over the counter bulletin board (OTC:BB) listed firm, Wallace Resources Inc. (“Wallace”).  Wallace was incorporated in 1968 as a means to acquire sub surface mineral rights under the City of Wallace, Idaho. Wallace had never initiated operations and was a shell corporation. The acquisition of the Systems Evolution Inc. Texas operating corporation was a method that was utilized in order for us to become a publicly held corporation without having to pursue the traditional registration process. Following the acquisition, Wallace’s name was changed to Systems Evolution, Inc.

 SEVI entered into a definitive agreement to acquire Southwest CMS Technology Services LP and its general partner CMS Associates, LLC ("CMS"), a San Antonio based network integration firm, on June 10, 2004, and closed the acquisition on July 27, 2004. CMS has been integrated into our Infrastructure Support & Services division. We entered into a definitive agreement to acquire Duration Software, Inc. (“Duration”), an Austin based business and technology consulting firm, on August 30, 2004, and closed the acquisition on September 24, 2004. Duration has been integrated into our Business & Technology Solutions division. Next Hire is our Human Capital Management division.

Products and Services

Currently, our services offerings fall within one of our three business units: Infrastructure Support Services, Business & Technology Solutions, and Resource Management Services with 20, 21, and 7 employees respectively. The service offerings are grouped to provide specific brand image based solutions that are targeted at allowing clients to solve specific business and technology challenges. As a combined offering these service offerings allow us to provide our clients with comprehensive outsourced service solutions.

       With the acquisition of Duration Software on September 24, 2004, we estimate that for our current fiscal year our Infrastructure Support & Services division will account for approximately 32% of our revenues, and our Business & Technology Solutions division and our Human Capital Management division, will account for 56% and 12%, respectively, of our revenues.

Business & Technology Solutions

The Business & Technology Solutions (“BTS”) Division  helps define our clients’ business problems, defines solutions to those problems, and then implements those technology based solutions (software development). BTS combines a management consulting approach to business requirements and business processes with technology expertise to identify new business opportunities for our clients,  such as developing a reporting system to pinpoint cross selling opportunities (delivered to First Union Capital Markets), and solve technology challenges,  such as how to make a vast amount of data available over the web (solution delivered for the State of Texas). SEVI provides expert level services  (as defined by these experts being vendor certified or industry recognized by being published in industry magazines and articles) on Software Development Life Cycle Methodologies  (repeatable processes for development software) like the Rational Unified Process  (IBM Rational Unified Process®, or RUP®, which is a configurable software development process platform that has delivered proven best practices and a configurable architecture for the last ten years), business process consulting using tools like Metastorm’s e-Work platform, and solutions leveraging Microsoft .Net architecture and J2EE architectures  (customized software libraries used to implement individual software applications written in Java) leveraging IBM’s java based solutions.

The Infrastructure Support & Services Division and the Business & Technology Services Divisions have some overlap in the services they provide. ISS focuses on providing outsourced services to small to mid sized business clients (defined as business with up to 200 desktop computers), but also provides project management and software development services to their clientele that BTS would normally deliver. BTS focuses on software development and management consulting which normally only appeal to clients larger than those focused on by ISS, but BTS also provides some infrastructure support for those clients that BTS develops software for.

Infrastructure Support & Services

The Infrastructure Support & Services (ISS) Division both supports the technology based solutions implemented by our Business & Technology Solutions Division and provides network and operating system infrastructure (our client’s computing infrastructure) support to other clients. These services range from technology planning and security audits to ongoing maintenance and outsourced support. The mission of this business unit is to provide maximum availability of the baseline systems required to run our client’s business operations.

Human Capital Management

The Human Capital Management (“HCM”) Division provides both permanent placement services as well as staffing services for the information technology, energy, and healthcare industries. This division provides the human side of the outsourcing formula that combined with the ISS Division allows SEVI to provide a comprehensive solution to outsourcing our clients’ Information Technology environment.

Significant Customers

For the years ended May 31, 2004 and 2003, six customers accounted for approximately 74% and 75%, respectively, of total revenues. As of May 31, 2004 and 2003, these six customers accounted for approximately 46% and 40% of accounts receivable, respectively.  Clients who account for 10% or more of our revenue include the Texas Department of Transportation and the Texas Workforce Commission, both state agencies. None of these clients is a related party.

Plan of Operation

Our business model is based on developing a series of service offerings that are differentiated in the market by offering seasoned industry certified professionals,  defined as vendor certified professionals with more than two years of applied experience (Microsoft, IBM / Rational, SUN Microsystems, Novell, and CISCO are the certifying bodies). By providing industry certified professionals, SEVI believes it can create brand image programs that will shorten the sales cycle,  because clients seek out vendor certified providers to implement specific technology implementation tasks, and eliminate less qualified competition. Vendor certifications take significant investment - an investment that few of our competitors value but our clients do. By defining our  vendor certified expertise within our marketing material and identifying qualified prospects based on those clients looking for vendor specific solutions (like IBM Rational product setup and installation), we plan to move from a mass marketing model to one based on partnerships, networking, and reference selling,  where our vendor partners like Microsoft, Novell, and IBM Rational provide warm leads to clients looking for specific software implementation certifications and case studies that provide substantial proof that SEVI has delivered solutions based upon these tools before.  We employ ten Microsoft Certified Professionals, three Microsoft Certified Systems Engineers, two Certified Novell Engineers, two Cisco Certified Network Professionals, two certified IBM Rational specialists, and four certified Java developers (certified by SUN).

Once we have established SEVI as a valued advisor in one area we plan to then begin cross-selling to identify additional areas where we can apply our certified professionals to address specific needs.  This cross-selling allows each division visibility into the others’ client base to allow each division to identify opportunities to sell its service offerings to the other divisions’ clients, thus opening opportunities to enlarge the service revenue that SEVI bills each client per year.

SEVI has developed and implemented practices for consultant development and management, project management, and software development designed to assure consistency of delivery across all practices.

SEVI has commenced two (2) phases of corporate development. Phase I,  starting in July 2004, focuses on growth through acquisition for 18 months. We are currently in our tenth month of Phase I. Prior to this phase we acquired AXP Technologies Inc. and during this phase we have acquired CMS, Duration, and Next Hire. During our acquisitions in this phase, we plan on filling out our delivery capabilities within each of the divisions that we already have (BTS, ISS, and HCM). There is no set number of acquisitions that we intend to accomplish during this phase. See “Planned Acquisition Program” below.

Phase II would focus on complete IT platform outsourcing,  defined as a client outsourcing all or the majority of its computing infrastructure to SEVI in a multi-year contract specifying service level requirements and required software development deliverables, for 18 months with a target market of mid market companies:

·	Revenue of $100 million to $2 billion
·	Geographically in the gulf coast region
·	Outsourcing requirements of $500,000 minimum per year

Currently most of our top ten clients by revenue fall within the last two criteria set forth above including State of Texas departments, Valero, IMS, and FMC.

Service Offerings

The competitive environment in the post-dot com era requires a flexible business plan that would allow us to outmaneuver the large systems integrators and outman the small boutique firms. Our strategy is to offer services that differentiate SEVI in the marketplace,  such as professional consulting services provided by vendor certified experts (with over two years of experience), and provide business and technology solutions that cannot be outsourced to offshore firms  - project management, requirements gathering, and workstation operating system support. These solutions would form the basis of our brand image and would allow us to build the reputation and credibility with our clients that we would need to earn the right to  become their general contractor. As general contractor, we would offer outsourced services which leverage resources outside SEVI, both via local sub contractors as well as offshore technology service vendors.
Service Offerings / Business & Technology Solutions

SEVI provides a range of services to ensure that the solutions being developed, whether in-house, outsourced via consultants or offshore are the solutions our customers need today.

·	Requirements Management (using IBM Rational’s Requisite Pro)
·	Software Development Methodology Mentoring (using the IBM Rational Unified Process)
·	Build versus Buy Analysis (a detailed review of the pro’s and con’s of customer software development versus purchasing packaged applications)
·	Outsourcing Assessments (review if a client could benefit from outsourcing a portion of their software development)
·	Managed Offshore Development (providing management of offshore application development)

Systems Evolution is focused on solving its customers’ business challenges by providing vendor certified experts. SEVI relies on a consistent and repeatable methodology to assure successful delivery. To accomplish this, the SEVI team extends from formal software partners to experienced project managers to business analysts and architects that are specialists in their area of technological or business expertise.

·	Software Solutions from IBM, Novell and Microsoft
·	Application Architectures (within Microsoft .Net and Java development environments, the technology requires certain base components that we may develop for them)
·	Microsoft .Net software development
·	Java J2EE software development
·	Portal & Content Management Systems Design & Implementation
·	Web Application Design, Maintenance & Hosting (developing a detailed implementation plan for developing and delivery a web site and its functionality)

Service Offerings / Infrastructure Support & Services

SEVI takes customer support seriously and takes every opportunity to exceed customer expectations. The SEVI philosophy that embodies this is referred to as MAS: Network and platform "Maintainability, Availability, and Security." To accomplish this, SEVI offers individual plans for each one of their broad service categories.

·	Network Disaster Recovery planning & execution
·	Network Design
·	Outsourced network maintenance
Service Offerings / Human Capital Management

Next Hire Consultants, Inc. is a complete staffing solution provider for the Engineering & Information Technology (I.T.) industries. Our recruiting team, including our historically underutilized business (HUB) permanent placement candidate sourcing partner Quality Solutions, has more than 50 years of recruiting experience; Quality Solutions provides candidates for placements with certain of our clients.

Market diversity, providing multiple staffing solutions to multiple industries, allows clients to utilize our firm as the primary source to handle the majority of their staffing needs. This approach allows clients to decrease the number of firms they work with and increase productivity. Our clientele consists of Fortune 500 companies as well as top local employers.

Next Hire Consultants, Inc. is a wholly owned subsidiary of Systems Evolution Inc.

Marketing

Our marketing activities are aimed at conveying our message on our web site, in our elevator speech  (a one paragraph, 20 second description of our business and the services that we provide), and within our marketing brochures presentation material provided to prospective clients on our first sales call to them; identifying prospective clients that already value the principles that make up our brand (as defined by a client willing to purchase IBM Rational software at up to $50,000 per software developer seat); and efficiently qualifying prospects based on their perception of the value of our services as defined by their willingness to employ software engineering within the IBM Rational Unified Process® or pay for network assessment provided by our ISS division. We plan to create an environment where we close a higher percentage of the opportunities by identifying in advance those where we are most likely to succeed.

The market for IT services is recovering from the recent downturn in the economy, the dot com bust, and budgets impacted at the turn of the century by Y2K. During these trying times, offshore IT services firms moved in and filled a market need for inexpensive commodity resources, and many of the service firms that offered technology based or business specific consulting didn’t have the cash reserves to survive.

SEVI’s business plan identifies key areas for clients that are less likely to be outsourced offshore (requiring direct face to face interaction and industry knowledge) but plans to position SEVI to participate in the client’s decision process and therefore be in position to lead the firm in evaluating, selecting, and managing relationships with vendors supplying commodity services undifferentiated from other vendors except upon price. We would use cross-selling to build the credibility and reputation that would earn SEVI the right to propose outsourced and managed services.

       SEVI mass markets its services through trade shows like the annual Houston ITEC conference, the annual IBM Rational Users’ Conference, and local chamber of commerce conferences. SEVI also uses advertisements to professional associations like the Hill Country Church Co-op.
Planned Acquisition Program

Today, SEVI is actively searching for IT services firms that fit one or more of our “micro-brands” with the typical candidate ranging from $500,000 to $10,000,000 in revenues and earnings before interest, taxes, depreciation, and adjustments (EBITDA) of at least 5% of total revenue. Our strategy is not simply a “roll-up” strategy, in that the candidates’ leadership in their market and their geography, as well as the business vertical or technology they focus on, will be the critical criteria in our selections process.  A number of our recent acquisitions were considered leaders as defined under the criteria above, including CMS (a 5% EBITDA, Novell certifications) and Duration (Microsoft certifications, vertical business knowledge as exemplified by their wins in state government bids). The acquisition candidate characteristics that we plan to seek are as follows:

·	Strategic match to our technology vendor partnership list, including Microsoft business intelligence partners, IBM Rational partners, CISCO partners, Lombardi Software partners, and FileNet partners
·	Revenue of $500,000 to $10,000,000
·	Gross margins of 35% minimum
·	Capability of cutting SG&A costs by 20% to achieve 10% EBITDA or better
·	Solid customer base and contracts

There is no assurance that we will be able to successfully proceed with or implement our acquisition program. We may not be able to identify and complete acquisitions of our acquisition targets, and there is no assurance as to the extent that our acquisition program will be implemented or as to the ultimate success of this program. See “Recent Developments” above for a discussion of three acquisitions we have recently completed.

Competition

In the five state region, including Texas, Louisiana, Oklahoma, New Mexico and Arkansas, we compete with small boutique IT services firms, most of which are focused on specific technology solutions. We also compete directly with some regional firms, such as Perficient Inc. (traded on the Nasdaq SmallCap Market under the symbol PRFT) and eLinear Solutions (traded on the American Exchange under the symbol ELU), that offer a wide range of technology solutions.  We are at a distinct competitive disadvantage with the aforementioned competitors because of their having a larger revenue base and generating an operating profit providing ongoing capital for internal growth. The principal methods of competing effectively in our region are having the right vendor certified experts when our vendor partners refer business to their qualified partners.

Large IT firms, although in some cases not offering depth of expertise in every area of technology and business consulting, will dominate their client’s IT budget. The large systems integrators will continue to try to dominate the marketplace and prevent smaller firms from growing into their space. Some will dip down to the mid market just as software vendors such as SAP and PeopleSoft have done and, as a result, would compete directly with us.

Competitive Analysis / Trends

There are many issues that have shaped the IT environment that we face today, including the so-called “Dot Bomb” stock market decline in 2001, the economic slump of 2003, and the end of a maturation cycle (every 9 years or so). Because of current circumstances, client chief information officers are focusing on cutting costs, are only funding projects with a clear investment return, and are streamlining their operations to use the right mix of internal personnel, outsourced services and expert consultant services, such as:

·	Outsourcing infrastructure support
·	Outsourcing the commodity portion of new projects to lower cost locales
·	Maintaining control over key business domain capital and strategic technologies
·	Looking to consulting firms for leadership, not bodies

For IT vendors, our view is that these other trends will continue throughout the next few years:

·	Large systems integrators like EDS and IBM are pursuing Fortune 1000 accounts.
·	Small to medium sized businesses (SMB) are adding more jobs to the economy than the larger enterprise firms.
·	M&A activity has been high among major players in computer services.
·	Low value added services like software reselling, white box resellers, and recruiting firms will be eliminated by e-procurement and the Web.
·	With little on the emerging technologies front, the market will look for ways to commoditize services that are not strategic to the business.

Partner Alliance Programs

Software partners as well as other firms in our space that offer complimentary services offer the most efficient entry into new prospective clients. Our partners [Microsoft, Novell, and IBM’s Rational Software] offer an opportunity to quickly establish our brand image and leverage their client base and marketing dollars. We plan to focus on a few strong partnerships where there is a clear mutual value-add relationship. Our partner plan includes:

·	Advanced certifications to establish our expertise
·	Joint marketing events
·	Joint press releases
·	Publication and public speaking opportunities
·	Leverage direct sales force and telemarketing personnel

Our third party vendor partners, Microsoft, Novell, and IBM Rational, each have annual partnership agreements that require a set number of vendor certified employees (Microsoft requires at least three Microsoft Certified Professionals for our Certified Microsoft Partners status; Novell requires two Novell Certified Engineers for our Gold Novell Partner status; and IBM requires little in the way of requirements for our partner status with them) and partner license usage (upwards of $50,000 each for Microsoft, Novell, and IBM Rational). The partnership agreements are all industry standard agreements and all of our vendor partners have relationships with our direct competitors which increases our risks that our vendor partners will refer business to our direct competitors.

Process Documentation and Copyrights

As we are engaged in business, we deliver our services through documented and sometimes copyrighted methodologies. These “business methodologies” comprise the proprietary means by which we deliver value added services, which provides us the ability to charge a premium for our services above the industry average - a premium that we do charge, for example our network assessments that are sold now in what was CMS are sold for an average $2,106 and were previously sold at $495; our prices compare to the franchise Geeks on Call which provides network assessments at $295. Each of our “business methodologies” is copyrighted and available to our clients after entering into a Non Disclosure Agreement protecting the process.

One such “business methodology” was acquired from AXP Technologies Inc. as a result of its acquisition by SEVI on March 15, 2004 called NSPeCT™. NSPeCT™ provides a defined process for providing clients network assessments in a repeatable process and integrating that assessment into an overall proactive network outsourcing framework in which clients can outsource all of their computing infrastructure upkeep and maintenance to SEVI.

From time to time, we create classroom related material for our clients and retains ownership. These copyrighted materials rarely are sold separately from our mentor services, and they rarely have a useful life longer than a year without major revision. Therefore, they are not shown as depreciable assets on our balance sheet.

Description of Property

We lease approximately 7,361 square feet of office space in Houston, Texas at 10777 Westheimer Road, Suite 810, at a monthly rent of $4,830, with provision for escalations to reflect increases in taxes and other costs incurred by the lessor. The initial term of the lease expires September 20, 2005. The office lease previously entered into for 10707 Corporate Drive, Suite 156, was discontinued.

       We had two offices in Houston acquired from Duration Software, Inc. and Next Hire Consultants, Inc. that were not used. The Duration offices at 11,500 Northwest Freeway, Suite 555, for 2128 square feet cost a monthly rent of $2,667.62 with lease expiration on August 31, 2006 was sublet for $1950.67 per month for the remainder of the lease; the difference will be booked each month as an rent expense (this was not included in the financial footnotes as it is treated as regular revenue). Bob C. Johnson, previous sole shareholder of Next Hire, agreed to take complete responsibility for the remaining lease requirement, thus relieving SEVI of the responsibility (this was not included in the financial footnotes as SEVI no longer has any responsibility towards the lease). The Next Hire offices at 2616 South Loop, Suite 420, for 1700 square feet costs $1,902.00 expires May 31, 2007.

In Austin, we lease approximately 1,880 square feet of office space at a monthly rent of $2,615.00 on a month to month lease.

In San Antonio, we lease approximately 1,990 square feet of office space at a monthly rent of $2,288.50, with provision for escalations to reflect increases in taxes and other costs to the lessor. The initial term of the lease expires on October 31, 2007.

       The remaining costs under the unused office spaces leases in the footnotes to February 28, 2005 financial statements are…(needs to be completed).

Employees

On December 1, 2004, we had 45 employees, 44 of which are full-time. Employees include five officers, three clerical, four in sales, and 36 in operations. None of our employees is represented by a labor union. SEVI’s management believes our relationship with our employees is good.

2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and notes thereto and the other financial information included elsewhere in this Prospectus.

On September 9, 2003, Wallace Resources, Inc. (“Wallace”), an Idaho public corporation issued 37,500,000 shares of common stock for 100% of the outstanding common stock of Systems Evolution Inc., our Texas operating corporation, and changed Wallace’s name to Systems Evolution, Inc. (“SEVI”). After the merger the stockholders of the Texas operating corporation owned approximately 90% of the combined entity. After the acquisition, SEVI’s current directors and management took control of SEVI. We generate revenue from professional services performed for our end-user customers and the end-user customers of our software partners. For financial reporting purposes this transaction was treated as an acquisition of Wallace and a recapitalization of SEVI using the purchase method of accounting. SEVI’s historical financial statements replace Wallace’s in the accompanying financial statements.

Revenue is derived primarily from professional services provided on a time and materials basis, with the remaining revenue provided from fixed fee engagements. For time and material contracts, revenue is recognized and billed by multiplying the number of hours expended by our professionals in the performance of the contract by the established billing rates. Provisions for estimated losses on uncompleted contracts are made on a contract-by-contract basis and are recognized in the period in which such losses are determined. Billings in excess of costs plus earnings are classified as deferred revenues. On many projects we are also reimbursed for out-of-pocket expenses such as airfare, lodging and meals. These reimbursements are included as a component of revenue.

Our revenue and operating results are subject to substantial variations based on our customers' expenditures and the frequency with which we are chosen to perform services for our customers. Revenue from any given customer will vary from period to period.

Our gross margins are affected by trends in the utilization rate of our professionals (defined as the percentage of our professionals' time billed to customers, divided by the total available hours in the respective period), the salaries we pay our consulting professionals, and the average rate we receive from our customers. If a project ends earlier than scheduled or we retain professionals in advance of receiving project assignments, our utilization rate will decline and adversely affect our gross margins.

Results of Operations Year Ended May 31, 2003 compared to Year Ended May 31, 2004

Total gross revenue decreased from $1,101,593 for the year ended May 31, 2003 to $656,676 for the year ended May 31, 2004, a decrease of 40%. The decrease in revenue resulted from the discontinuance of a previous business segment that did not match management’s go forward business plan, $363,282 of SilverStream (one of our vendor partners acquired by Novell in June 2002) software development consulting discontinued in July 2003. We discontinued this business segment as it was no longer in demand due to SilverStream’s acquisition by Novell. This does not qualify as a component of an entity for treatment as discontinued operations under SFAS 144 as the business segment “SilverStream software development consulting” never was capitalized nor as a service was it ever accounted for as a separate entity.

Net loss from operations increased from $302,819 for the year ended May 31, 2003 to $2,733,687 for the year ended May 31, 2004. The majority of the loss is attributed to payment of 6,000,000 shares of stock, valued at $2,044,800, to four consultants in exchange for services associated with SEVI’s acquisition of its Texas operating corporation, Systems Evolution Inc. The rest of the loss is attributed to administrative overhead associated with being a public company, including hiring Richard Hartmann, the acquisition of AXP Technologies and its integration into SEVI administrative functions (including payroll and invoicing), audit and counsel costs.

Operating Expenses

Payroll and related costs make up the majority of our cost of revenue. Total payroll and related costs decreased from $1,069,357 for the year ended May 31, 2003 to $876,293 for the year ended May 31, 2004, a decrease of 18%. This decrease may be attributed to discontinued operations, but it is not proportional to the drop in revenue due to officers, Mr. Rhodes and Mr. Anderson, delivering billable services during the year ended May 31, 2003 and not delivering billable services during the year ended May 31, 2004. Payroll related costs were 97% and 133% of sales in the years ended May 31, 2003 and 2004 due to employees not who were not providing billable services who were retained by SEVI instead of being released.

General and administrative expenses consist of salaries and benefits for sales, executive and administrative employees, training, marketing activities, investor relations, recruiting, non-reimbursable travel costs and expenses and miscellaneous expenses. General and administrative expenses increased from $244,030 for the year ended May 31, 2003 to $2,450,541 for the year ended May 31, 2004. This increase is related to the costs associated with the acquisition of our Texas operating corporation on September 9, 2003 and the subsequent stock based compensation of $2,044,800, including legal fees and fees associated with the acquisition; excluding this stock based compensation, general and administrative expenses increased from $244,030 for the year ended May 31, 2003 to $405,741 for the year ended May 31, 2004.  This increase is related to costs associated with being a public company, including auditing fees, legal fees, and investor relations fees.

Stock Compensation

Stock compensation expense consists of non-cash compensation arising from certain option grants to employees with exercise prices below fair market value at the date of grant, option grants made to outside consultants, and compensation expense associated with unvested stock options assumed in business combinations. Stock compensation expense increased from zero for the year ended May 31, 2003 to $183,125 for the year ended May 31, 2004. This increase in stock compensation expenses from 2003 to 2004 is due to granting stock options to make up for low employee salaries during which SEVI experienced significant net losses and uncertainty due to a lack of working capital.

Results of Operations for the nine month period ending February 28, 2005

Total gross revenue increased from $448,209 for the nine month period ended February 29, 2004 to $2,414,308 for the nine month period ended February 28, 2005. The increase in revenue resulted from the addition of CMS Technology, Duration Software, and Next Hire Consultants.

Net loss from operations increased from $2,354,508 for the nine month period ended February 29, 2004 to $3,667,030 for the nine month period ended February 28, 2005.  This increase is due to acquisition and financing costs incurred in 2005.

    Operating Expenses

    Payroll and related costs make up the majority of our cost of revenue. Total payroll and related costs increased from $605,706 for the nine month period ended February 29, 2004 to $2,965,529 for the nine month period ended February 28, 2005. This increase is attributed to an increase in staff with the acquisitions of CMS Technology, Duration Software, and Next Hire Consultants.

    General and administrative expenses consist of salaries and benefits for sales, executive and administrative employees, training, marketing activities, investor relations, recruiting, non-reimbursable travel costs and expenses and miscellaneous expenses. General and administrative expenses increased from $2,197,011 for nine month period ended February 29, 2004 to $3,115,809 for the nine month period ended February 28, 2005. This increase resulted from the addition of CMS Technology, Duration Software, and Next Hire Consultants.

    Liquidity and Capital Resources

    Net cash used by operating activities was $2,428,210 for the nine month period ended February 28, 2005 compared to $282,751 used by operating activities for the nine month period ended February 29, 2004.

    Net cash provided by financing activities was $2,503,197 for the nine month period ended February 28, 2005 compared to $274,060 for nine month period ended February 29, 2004. This increase was attributed to the two financings detailed below.

    On August 31, 2004, we executed a Purchase Agreement with certain institutional and accredited investors under which SEVI agreed to sell and the purchasers agreed to purchase convertible promissory notes due August 31, 2007 (the "Notes") in the aggregate principal amount of up to $2,500,000 bearing interest at the rate of 8% per annum and convertible into shares of our Common Stock at a conversion price of $0.05 per share. On September 9, 2004, we completed the sale of an aggregate of $1,825,000 in Notes and accompanying Warrants under the Purchase Agreement which resulted in net proceeds to SEVI of $1,542,417. The Notes are initially convertible into 36,500,000 shares of Common Stock, and an additional 36,500,000 shares of Common Stock are reserved for issuance upon exercise of the Warrants issued to the note holders.  The shares of common stock underlying these Notes and Warrants are included in this propsectus.

    On December 30, 2004, we executed a securities purchase agreement with certain institutional and accredited investors for the sale of 8% Callable Secured Promissory Notes and accompanying Warrants. Under this agreement, on December 30, 2004, we completed the sale of an aggregate of $500,000 of these Notes, which resulted in net proceeds to SEVI of $408,148; on January 14, 2005, completed the sale of an additional $500,000 of these Notes, with net proceeds to SEVI of $497,500; and on April 29, 2005 completed the sale of an additional $250,000 principal amount of these notes with net proceeds to SEVI of $230,000.

    We estimate that our requirements for additional capital over the next 15 months will be in the range of $1,000,000. There can be no assurance we will be able to raise this additional required capital on satisfactory terms, or at all. In the event we are unable to obtain such additional capital or to obtain it on acceptable terms or in sufficient amounts, the impact thereof would have a material adverse effect on our business, operating results, financial condition and may affect our ability to carry on as an operating entity.

    On October 20, 2004, SEVI closed a $1,500,000 factoring facility with Allied Capital Partners, LP. No other conventional bank line of credit has been entered into nor are there any other sources of cash.

    At May 31, 2004, $65,678 was still outstanding and in default on a line of credit to Sterling Bank. In September 2004, the company repaid this note in full and SEVI was released of all indebtedness by Sterling Bank at that time.

Critical Accounting Policies

    Consulting revenues are comprised of revenue from professional services fees recognized primarily on a time and materials basis as performed. Provisions for estimated losses on uncompleted contracts are made on a contract-by-contract basis and are recognized in the period in which such losses are determined. Billings in excess of costs plus earnings are classified as deferred revenues. Our normal payment terms are net 30 days. We record an expense for the expected losses on uncollectible accounts receivable each period based on known facts and circumstances for the respective period.

    SEVI accounts for its stock-based compensation plans under Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. Statement of Financial Accounting Standard ("FAS") No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, issued in December 2002 requires pro forma net loss and pro forma net loss per share to be disclosed in interim financial statements.

Placement agent warrants

In connection with the aforementioned Note Purchase Agreement, on August 31, 2004 we issued five-year warrants (Financial Consultant Warrants) to two financial consulting firms (1st SB and H.C. Wainwright) to purchase an aggregate of 21,900,000 shares of common stock as fees. These fees are recorded as Deferred Financing Costs, capitalized for $5,025,011 and will be amortized over the 36 month life of the loan using the straight line method. This amortization will result in $418,752 Interest Expense each quarter.

The fees paid to the two financial consulting firms resulted from successful completion of the August 30, 2004 securities purchase agreement.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock offered by the selling shareholders. If the selling shareholders were to exercise their warrants, we would receive the proceeds from the exercise which would total $4,703,924. None of the selling shareholders is required to exercise their Warrants.

DILUTION

We are not selling any common stock in this offering. Certain of the selling security holders are selling shares they currently own in SEVI. As such, there is no dilution resulting from the common stock to be sold in this offering by those shareholders.

This Prospectus covers up to 109,038,348 shares of common stock which have been issued to, or may be acquired upon the conversion of Notes and exercise of Warrants held by certain Selling Shareholders. The issuance of our common stock upon the conversion of such Notes and exercise of such Warrants will have a dilutive effect, since those shares have not been included in our calculation of our fully diluted earnings per share.

SELLING SHAREHOLDERS

The following table also sets forth certain information as of the date of this Prospectus, to the best of our knowledge, regarding the ownership of our common stock by the selling shareholders. The Shares listed below for sale by the selling shareholders are issuable or have been issued in connection with our September 2004 financing of Notes and Warrants. The table has been prepared on the assumption that the selling shareholders will sell all shares covered by this Prospectus.

Selling Shareholder****	Shares Underlying Debentures	Shares Underlying Warrants	Shares Being Offered	Shares to be Held After Offering	Percentage to be Owned After Offering
	$0.05	$0.25
Alpha Capital AG c/o L.H. Financial, 160 Central Park South, Suite 2701, New York, NY 10019	4,960,000*	4,000,000**	8,960,000	--	--
Basso Private Opportunity Holding Fund Ltd. c/o Basso Capital Management, 1266 East Main Street, Stamford, CT 06902	1,240,000*	1,000,000**	2,240,000	--	--
Basso Holdings Ltd. c/o Basso Capital Management, 1266 East Main Street, Stamford, CT 06902	1,240,000*	1,000,000**	2,240,000	--	--
Basso Multi-Strategy Holding Fund Ltd. c/o Basso Capital Management, 1266 East Main Street, Stamford, CT 06902	1,240,000*	1,000,000**	2,240,000	--	--
Double M Master Fund LP 4424 16th Avenue Brooklyn, NY 11202	2,480,000*	2,000,000**	4,480,000	--	--
Enable Growth Partners One Ferry Building, Suite 255 San Francisco, CA 94111	4,960,000*	4,000,000**	8,960,000	--	--
Greenwich Growth Fund Limited c/o Canaccord Capital Corporation Suite 1300, 320 Bay Street Toronto, ON M5H 4A6	2,480,000*	2,000,000**	4,480,000	--	--
Platinum Partners Value Arbitrage Fund LP 152 West 57th Street, 54th Floor New York, NY 10019	3,720,000*	3,000,000**	6,720,000	--	--
SRG Capital LLC 120 Broadway, 40th Floor New York, NY 10271	4,960,000*	4,000,000**	8,960,000	--	--
Stonestreet LP c/o Canaccord Capital Corporation Suite 1300, 320 Bay Street Toronto, ON M5H 4A6	9,920,000*	8,000,000**	17,920,000	--	--
Truk International Fund, LP 45 Rockefeller Plaza, Suite 2000 New York, NY 10111	217,000*	175,000**	392,000	--	--
Truk Opportunity Fund, LLC 45 Rockefeller Plaza, Suite 2000, New York, NY 10111	2,883,000*	2,325,000**	5,208,000	--	--
Whalehaven Capital LP c/o Desjardins Securities, Suite 2750, 145 King St. W. Toronto, Ontario M5H 1J8 Canada	2,480,000*	2,000,000**	4,480,000	--	--
Whalehaven Fund Limited c/o Desjardins Securities, Suite 2750, 145 King St. W. Toronto, Ontario M5H 1J8 Canada	2,480,000*	2,000,000**	4,480,000	--	--
H.C. Wainwright & Co., Inc. 245 Park Avenue, 44th Floor New York, N.Y. 10167		10,293,479	17,794,348***	--	--
1st SB Partners Ltd. 1775 York Ave., 24th Floor New York, NY 10128		6,925,000	9,484,000***	--	--
TOTAL	45,260,000	36,500,000	109,038,348	--	--
_____________
* The number of conversion shares for the Notes shown in the table includes the maximum number of shares issuable semi-annually as interest on the Notes at a valuation of $.05 per share (the initial Conversion Price), assuming the Notes are held to maturity.

** For these selling shareholders holding Series A, B, C and D Warrants, each selling shareholder has an equal number of Warrants of each Series. The Series A Warrants are exercisable at $.06 per share and expire 90 days after the date of this Prospectus; the Series B Warrants are exercisable at $.07 per share and expire 180 days after such date; the Series C Warrants are exercisable at $.08 per share and expire 270 days after such date; and the Series D Warrants are exercisable at $.15 per share and expire five years from such date.

***In July and August, 2004, we issued 1,500,000 and 750,000 shares of common stock to two financial consulting firms, H.C. Wainwright & Co., Inc. (“Wainwright”) and 1st SB Partners Ltd. (“1st SB”), respectively, and on September 9, 2004, issued warrants to purchase 14,600,000 shares and 7,300,000 shares of common stock to Wainwright and 1st SB, respectively. Wainwright and 1st SB have exercised 8,956,521 and 2,700,000 warrants as of February 24, 2005 respectively, and the shares of common stock received upon exercise of these warrants issued to the financial consulting firms are included in the above table. Due to the cashless exercise provision of the warrants, Wainwright and 1st SB received 6,000,869 shares and 1,809,000 shares, respectively, upon exercises of the warrants and retain 5,643,479 and 4,600,000 warrants, respectively. In connection with the December 2004 closing of 8% Callable Secured Convertible Notes, we issued Wainwright and 1st SB ten year warrants, exercisable at $.08 per share, to purchase 4,650,000 and 2,325,000 shares, respectively. Of the shares listed in this table, Wainwright has 10,293,479 warrants and 1st SB has 6,925,000 warrants.

**** Within the table, there are no broker-dealer affiliates. H.C. Wainwright & Co., Inc. is a broker dealer and is an underwriter with regard to the common stock being resold by it in this offering. H.C. Wainwright purchased the warrants held by it in the ordinary course of business and at the time of purchase of the shares to be resold had no agreements or understandings, direct or indirect, with any purchaser to distribute the shares. John Clarke controls H.C. Wainwright. Basso Capital Management, L.P. (“Basso”) is the Investment Manager to Basso Private Opportunity Holding Fund Ltd, Basso Multi-Strategy Holding Fund Ltd, and Basso Holdings Ltd. Howard I. Fischer is a managing member of Basso GP, LLC, the General Partner of Basso, and as such has investment power and voting control over these securities. Mr. Fischer disclaims beneficial ownership of these securities. The Managing Partner of Enable Growth Partners is Mitch Levine. For Greenwich Growth Fund Limited, the control persons are Evan Schemenauer, Jonathan Walk, Derek Wood and Don Dunstan. For Whalehaven Capital LP and Whalehaven Fund Limited, the control persons are Evan Schemenauer, Arthur Jones and Jennifer Kelly. Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, which is the Managing Member of Truk Opportunity Fund, LLC and of Truk International Fund, LP, exercise investment and voting control over the securities owned by these two Funds. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the securities owned by these two Funds. Ewin Mecabe and Tai May Lee jointly control SRG Capital LLC. Sarah R. Speno controls 1st SB Partners Ltd. Isaac Winehouse of Navigator Managaement Ltd. has sole or shared voting or investment power over the securities owned by Double M Master Fund LP. Konrad Ackerman and Rainer Posch control Alpha Capital AG.  Stonestreet Corporation is the General Partner of Stonestreet LP; Elizabeth Leonard is the Chief Operating Officer of Stonestreet Corporation.

PLAN OF DISTRIBUTION

    We are registering a total of 109,038,348 shares of our common stock that are being offered by the selling shareholders. As used in this Prospectus, “selling shareholders” includes the pledgees, donees, transferees or others who may later hold the selling shareholders’ interests in the common stock. We will pay the costs and fees of registering the share of common stock, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the common stock. We will not receive the proceeds from the sale of the shares by the selling shareholders. However, some of the shares we are registering will be issued upon the exercise of Warrants held by the selling shareholders. Although the selling shareholders are not required to exercise the warrants, if they do so we will receive the proceeds from the exercise.

    The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker -dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions; and
•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share.

    The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this Prospectus. Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

    We are required to pay all fees and expenses incurred by us incident to the registration of the shares of common stock to be sold by the Selling Shareholders.

LEGAL PROCEEDINGS

    We know of no material, active or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

    Our executive officers and directors, and their ages and positions as of September 30, 2004 are as follows:

Name	Age	Position
Robert C. Rhodes	37	Chairman of the Board and Chief Executive Officer
Richard N. Hartmann	48	President and Chief Operating Officer
Willie A. Jackson, Jr.	42	Vice President—Infrastructure Support & Services
Richard L. Steinle	34	Vice President—Operations
Bob C. Johnson	40	Vice President—Human Capital Management
John B. Dewberry	80	Director Chairman of the Audit Committee
Patrick L. Anderson	41	Director

    Robert C. Rhodes has served as Chairman of the Board and Chief Executive Officer since September 9, 2004. Prior to his employment with SEVI, Mr. Rhodes held positions at the BSG Alliance/IT from May 1993 till June 1993 and Software Integration Consulting Group from July 1993 till November 1993. In November 1993 he founded our Texas operating corporation, which at that time made extensive use of mentoring and training techniques to advance consulting services for knowledge transfer and the implementation of technical architecture.

    Richard N. Hartmann has served as the Chief Operating Officer for SEVI since January 1, 2004 and President since August 15, 2004. Mr. Hartmann has managed technology based organizations for twenty-five years with experience that spans large systems integrators to technology start-ups. Mr. Hartmann held a variety of positions with the Unisys Corporation including direct sales, branch and district management as well as regional marketing management. He leveraged that experience to help launch new business initiatives at PowerCerv and Austin Software Foundry in positions growing from regional manager to Executive Vice President and Chief Operating Officer. Most recently, from July 1999 through December 2003, he was Managing Director of Noblestar, a consulting firm focused on delivering software engineering services such as IBM’s Rational Unified Process®, headquartered in Reston, Virginia.

    Willie A. Jackson, Jr. joined SEVI after AXP Technologies, Inc., a firm he co-founded in February 2003, was acquired by SEVI in March 2004. Mr. Jackson has spent the greater part of the past two decades leading Business Development and IT delivery teams for companies including IKON Document Services, Reliant Energy, Velocity Express, SYSCO Foods, and Equifax. Before AXP, Mr. Jackson served as a consulting services manager for All Bases Covered (a nationwide IT outsourcing services company that focuses on the unique computing, networking, and application needs of small- to mid-size businesses and non-profit organizations). from February 2000 to May 2002, and for Corporate Express Delivery (a nation-wide delivery company providing services to businesses, including internal delivery services) from March 1998 to January 2000, where he provided consulting and sales leadership, new market development, and technical business solutions to Gulf Coast middle-market companies.

    Richard L. Steinle serves as the Vice President of Operations. Prior to his employment with SEVI upon Duration’s acquisition by SEVI on September 24, 2004, Mr. Steinle held management positions at Duration Software, Inc., which he joined in May 1999 and where he served as Chief Operating Officer. Prior thereto Mr. Steinle held management positions at Anderson Consulting (now Accenture) in the State and Provincial Government practice from June 1993 till May 1999. Mr. Steinle is responsible for solution delivery in the Business & Technology Division as well as corporate operations and assimilation as SEVI pursues its acquisition strategy.

    Bob C. Johnson serves as Vice President - Human Capital Management and President of Next Hire Consultants, Inc. (a wholly owned subsidiary of SEVI). Mr. Johnson founded Next Hire in April 2002 before its acquisition by SEVI in September 2004. Prior to Next Hire, Mr. Johnson founded TECH/DATA Recruiters, Inc. in June 1995 as President, focused on permanent placement of IT and engineering. Other prior employment included management of four recruiting offices for MAGIC from July 1989 till May 1995, which focused on staffing and permanent placement of employees in engineering personnel.

    John B. Dewberry, CPA, has served as Director for Systems Evolution Inc. since January 1995. Mr. Dewberry's long career in public accounting spans back to 1945 and include private businesses as well as public accounting practice. Early in his career, Mr. Dewberry was Chief Accountant at Western Gear Works. Mr. Dewberry then joined public accountants Peat Marwick Mitchell. From 1960 to the present, Mr. Dewberry has had a solo public accounting practice.

    Patrick L. Anderson (CPD/A, CPD/P, CSD, CSI, CSTI, MCP, MCT) has served as a Director since January 2003, and worked at SEVI as Vice President from November 2001 till May 2004. With over twenty years of experience in the software industry, Mr. Anderson’s technical vision has helped clients maximize the return on investment for their projects, and his knowledge of Internet-based architecture has produced successful enterprise solutions. Prior to working with SEVI, Mr. Anderson worked for the office of the CTO of SilverStream Software, Inc. (a software firm that delivered a J2EE application server from its inception till June 2002 when it was acquired by Novell) from May 1998 to November 2001, where he was a systems architect and project troubleshooter.

Family Relationships

    There are no family relationships between or among our executive officers and directors.

Section 16(a) Beneficial Ownership Reporting Compliance

    Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and persons who own beneficially more than ten percent of our common stock, to file reports of ownership and changes of ownership with the SEC. Based solely on the reports we received and on written representations from certain reporting persons, we believe that the directors, executive officers and greater than ten percent beneficial owners have complied with all applicable filing requirements, except for:

·	Mr. Rhodes, who did not timely file Form 3 report.
·	Mr. Anderson, who did not timely file a single Form 4 reporting a transaction disclosed within the 10Q-SB filed April 23, 2004.
·	And Mr. Hartmann, who did not timely file a Form 3 report.

Compensation Committee

    Our compensation committee consists of Mr. Anderson, Chairman, and Mr. Dewberry.

Audit Committee

    Our audit committee oversees our corporate accounting and financial reporting process. Among other duties, it:

·	Evaluates our independent auditors' qualifications, independence and performance;
·	Determines the engagement of the independent auditors;
·	Approves the retention of our independent auditors to perform any proposed permissible non-audit services;
·	Reviews our financial statements;
·	Reviews our critical accounting policies and estimates;
·	Oversees our internal audit function;
·	And discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements.

    The current members of our audit committee are Messrs. Anderson and Dewberry, who is the committee Chairman. The Board of Directors has determined that Mr. Dewberry qualifies as an audit committee “financial expert” under the rules of the Securities and Exchange Commission.

    We are reviewing a proposed corporate code of conduct, which would provide for internal procedures concerning the reporting and disclosure of corporate matters that are material to our business and to our stockholders. The corporate code of conduct would include a code of ethics for our officers and employees as to workplace conduct, dealings with customers, compliance with laws, improper payments, conflicts of interest, insider trading, SEVI confidential information, and behavior with honesty and integrity.

Term of Office

    The directors named above will serve until the next annual meeting of our shareholders. Officers hold their positions at the pleasure of the Board of Directors, subject to the terms of any employment agreements.

EXECUTIVE COMPENSATION

Management Compensation

    The following table contains information concerning compensation earned by our Management as of the end of Fiscal Year 2004.

SUMMARY COMPENSATION TABLE
		Annual Compensation		Long Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Awards Securities Underlying Options/SARs (#)	All other Compensation
Robert C. Rhodes, CEO	2004	$79,953 (1)	$50,000 (2)	1,666,667	$0
	2003	$100,000	$0	0	$0
Richard N. Hartmann, COO	2004	$44,057 (3)	$0	2,166,667 (4)	$0
	2003	$0	$0	0	$0
Willie A. Jackson, VP	2004	$25,000 (5)	$2,761	900,000(6)	$0
	2003	$0	$0	0	$0
Christopher D. Montgomery, VP	2004	$0 (7)	$0	0	$0
	2003	$0	$0	0	$0
Richard L. Steinle, VP	2004	$0 (8)	$0	0	$0
	2003	$0	$0	0	$0
Bob Johnson, VP	2004	$0 (9)	$0	0	$0
	2003	$0	$0	0	$0

(1) This amount includes $50,000 accrued but not paid. On July 1, 2004, SEVI entered into an employment agreement retroactively effective as of January 1, 2004 with Mr. Rhodes that provided for an annual base salary of $200,000 and bonus of $125,000. Any termination of the employment agreement requires a severance payment of one year’s salary to the employee. For at least the first calendar quarter of 2004, the officer’s W2 paid salary is set at $50,000 with no bonus. Each month, upon review of our run rate (defined as our average monthly billings for the last quarter), the officer’s W2 salary is to be adjusted upwards at least $10,000 for each million dollars of run rate past $1,000,000 in run rate until such time as the officer’s true salary is reached. This agreement initially had options to purchase 2,000,000 shares of common stock annually vesting with an exercise price of $0.05, vesting quarterly. The term of this agreement was three (3) years.

(2) On May 31, 2004, we declared a $50,000 bonus for Mr. Rhodes. This bonus was accrued on our books without direct payment to Mr. Rhodes.

(3) Mr. Hartmann began employment on January 1, 2004. On January 1, 2004, SEVI entered into an employment agreement with Mr. Hartmann that provided for an annual base salary of $150,000 and bonus of $100,000. Any termination of the employment agreement requires a severance payment of one year’s salary to the employee. For at least the first calendar quarter of 2004, the officer’s W2 paid salary is set at $50,000. Each month, upon review of our run rate (defined as our average monthly billings for the last quarter), the officer’s W2 salary is to be adjusted upwards at least $10,000 for each million dollars of run rate past $1,000,000 in run rate until such time as the officer’s true salary is reached. This agreement initially had options to purchase 500,000 shares vesting quarterly with an exercise price of $0.05. The term of this agreement was three (3) years.

(4) On August 1, 2004, Mr. Hartmann’s agreement was amended to include an additional options to purchase 5 million shares of common stock, vesting annually based upon achievement of certain acquisition growth parameters.

(5) On February 26, 2004, SEVI entered into a definitive agreement to purchase AXP Technologies and an employment agreement with Mr. Jackson.  Any termination of the employment agreement requires a severance payment of one year’s salary to the employee. Originally, the agreement provided for a $60,000 salary and a $120,000 bonus opportunity. This agreement was amended August 1, 2004 to provide for a $100,000 base salary and a $200,000 bonus opportunity.

(6) On August 1, 2004, Mr. Jackson’s agreement was amended to include options to purchase an additional 900,000 shares of common stock, vesting semi-annually based upon achievement of certain performance parameters.

(7) On September 24, 2004, SEVI entered into a definitive agreement to purchase Duration Software, Inc. and a thirty six month employment contract with Mr. Montgomery, commencing September 23, 2004. This agreement provides for a base annual salary of $110,000, an annual bonus opportunity of $45,000, and 1,439,873 stock options with an exercise price of $0.10 vesting quarterly over the term of the contract at a rate of 1/12th of the total options, e.g. 119,989 options vested per calendar quarter. This contract may be terminated by SEVI for any reason provided that if such termination occurs within the 1st year of the contract, SEVI shall continue to pay Mr. Montgomery for 12 months and if terminated thereafter SEVI shall continue to pay for 6 months.

(8) On September 24, 2004, SEVI entered into a definitive agreement to purchase Duration Software, Inc. and a thirty six month employment contract with Mr. Steinle, commencing September 23, 2004. This agreement provides for a base annual salary of $110,000, an annual bonus opportunity of $45,000, and 1,011,714 stock options with an exercise price of $0.10 vesting quarterly over the term of the contract at a rate of 1/12th of the total options, e.g. 84,309 options vested per calendar quarter. This contract may be terminated by SEVI for any reason provided that if such termination occurs within the 1st year of the contract, SEVI shall continue to pay Mr. Montgomery for 12 months and if terminated thereafter SEVI shall continue to pay for 6 months.

(9) On September 23, 2004, SEVI entered into a definitive agreement to purchase Next Hire Consultants and a thirty six month employment contract with Mr. Johnson, commencing September 27, 2004. Bob will retain all rights to a frozen copy of the “NextHire”game and SEVI will have a “universal user” license. This agreement provides for a base annual salary of $110,000, an annual bonus opportunity of $45,000, and 1,011,714 stock options with an exercise price of $0.10 vesting quarterly over the term of the contract at a rate of 1/12th of the total options, e.g. 84,309 options vested per calendar quarter. This contract may be terminated by SEVI for any reason provided that if such termination occurs within the 1st year of the contract, SEVI shall continue to pay Mr. Montgomery for 12 months and if terminated thereafter SEVI shall continue to pay for 6 months.

Option/SAR Grants in 2004
Individual Grants
(a)	(b)	(c)	(d)	(e)
Name	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date
Robert C. Rhodes	5,000,000	38	0.05	January 1, 2004
Richard N. Hartmann	1,500,000	11	0.05	January 1, 2004
	5,000,000	38	0.20	January 1,2004
Willie A. Jackson	900,000	7	0.05	March 1, 2004
Christopher D. Montgomery	0	0
Richard L. Steinle	0	0
Bob Johnson	0	0

Board Compensation

Directors who do not perform service substantially full-time for SEVI receive no retainer (including Mr. Dewberry and Mr. Anderson), but they receive a fee for each Board or committee meeting of $500. We reimburse directors for their reasonable out-of-pocket expenses with respect to board meetings and other SEVI business. Our Chairman, Mr. Rhodes, is the only director who performs service full-time for SEVI.

Directors who are not SEVI officers also participate in the 2003 Plan. Under the 2003 Plan, options to purchase 10,000 shares of our common stock are automatically granted to each non-employee director on the date such director is for the first time elected or appointed to the Board of Directors and vest upon each annual anniversary thereafter. Thereafter, each such director is automatically granted options to purchase 10,000 shares on the date of each annual stockholders meeting provided that such options shall be reduced by that portion of the prior twelve-month period in which a director was not a SEVI director. The exercise price for all non-employee director options granted under the 2003 Plans is 100% of the fair market value of the shares as of the grant date. All such options are immediately exercisable and expire no later than ten years after the date of grant, unless sooner exercised.

2

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common stock is traded on NASD’s OTCBB market under the symbol "SEVI". Public trading of our common stock commenced on September 17, 2001 as Wallace Silver, Inc. under the “WSLV” symbol. SEVI was renamed Wallace Resources, Inc. and traded briefly under the symbol of “WSLV” between October 24, 2003 before being renamed Systems Evolution Inc. and trading under the symbol of “SEVI” after November 28, 2003. Prior to that, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low closing price per share of our common stock on the NASD’s OTCBB market.

The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High*	Low
Year Ended May 31, 2003:
First Quarter	$1.00	$0.55
Second Quarter	1.00	0.55
Third Quarter	1.00	0.75
Fourth Quarter	0.85	0.75
Year Ended May 31, 2004:
First Quarter	$0.75	$0.75
Second Quarter	0.75	0.75
Third Quarter	1.50	0.20
Fourth Quarter	1.10	0.31
Year Ended May 31, 2005:
First Quarter	$0.92	$0.30
Second Quarter	0.41	0.05
Third Quarter	0.09	0.04
Fourth Quarter	0.05	0.02

* The source of the high and low bid information is Yahoo! Inc. from its Yahoo! Finance website.

On December 31, 2004, the last sale price reported on the NASD’s OTCBB market for our common stock was $.08 per share. We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future.

As of May 31, 2004, there were approximately 1,014 holders of record of our common stock. This number does not include an indeterminate number of shareholders whose shares are held by brokers in street name.

As part of this offering, we are registering a total of 109,038,348 shares of common stock that have been or may be issued upon the conversion of notes or the exercise of warrants. From time-to-time we may also grant other options or warrants, or promise registration rights to certain shareholders. We have no control over the number of shares of our common stock that our shareholders sell. The price of our common stock may be adversely affected if large amounts are sold in a short period of time.

We have never declared or paid any cash dividends on our common stock and do not expect to declare or pay any cash dividends in the foreseeable future.

Equity Compensation Plan Information

The following table provides information with respect to the equity securities that are authorized for issuance under our compensation plans as of May 31, 2004:

	(a)	(b)	(c)
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)
Equity compensation plans approved by security holders	0	$0.00	0
Equity compensation plans not approved by security holders (1)	14, 057,500	$0.12	5,962,500 (2)

Total	14, 057,500	$0.12	5,962,500

(1) Represents 20,000,000 shares authorized for issuance under the Systems Evolution Inc. 2003 Directors, Officers, and Consultants Stock Option, Stock Warrant and Stock Award Plan. Immediately upon the grant of any option, warrant, shares of preferred stock or award, the number of shares of common stock that may be issued or optioned under the Plan will be increased. The number of shares of such increase shall be an amount such that immediately after such increase the total number of shares issuable under the Plan and reserved for issuance upon exercise of outstanding options, warrants or conversion of shares of preferred stock will equal 15% of the total number of issued and outstanding shares of SEVI common stock. Such increase in the number of shares subject to the Plan shall occur without the necessity of any further corporate action of any kind or character.

(2) Since the plan automatically re-allocates to 15% of outstanding, this number only reflects the 20,000,000 allocated in the aforementioned plan in (1).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth certain information, as of May 31, 2005, regarding beneficial ownership of common stock by (i) each person known by Systems Evolution, Inc. to be the beneficial owner of more than 5% of the outstanding shares of its common stock, (ii) each current director, nominee and executive director of Systems Evolution, Inc., (iii) and all current officers and directors as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as otherwise indicated below, the shareholders listed possess sole voting and investment power with respect to their shares.

Name & Address of Beneficial Owner (1)	Current Direct Holdings of Common Stock	Current options Vested	Percentage Of Total Shares of Common Stock Outstanding
Management
Robert C. Rhodes, Chairman and Chief Executive Officer 3331 Summer Bay Drive Sugar Land, Texas 77478	27,178,000	2,083,000 (2)	35.21%
Richard N. Hartmann, President and Chief Operating Officer 13417 Overland Pass Austin, Texas 78736	1,000,000	2,708,333 (2)	4.43%
Willie A. Jackson, Jr., Vice President-Infrastructure Support and Services 15615 Oakworth Court Sugar Land, Texas 77478	100,000	475,000(2)	.71%
Richard L. Steinle, Vice President-Operations 7012 Wandersing Oak Road Austin, Texas 78749	2,957,100	168,619	3.85%
Bob Johnson, Vice President-Human Capital Mangement 12003 McKinney Falls Sugar Land, Texas 77478	400,000	225,000	.77%
Directors
John B. Dewberry 5627 Greencraig Dr, Houston, Texas 77035-5523	0	10,000 (3)	.01%
Patrick L. Anderson 364 Seaside Ave. #1909 Honolulu, HI 96815	6,463,094	0	7.98%
All Executive Officers and Directors as a group (9 persons)	43,778,479,	5,680,285	50.50%

(1) These shareholders do not include directors and or control persons previous to the September 9, 2003 acquisition of Systems Evolution, Inc., the Texas operating corporation, and the subsequent change of control.
(2) These numbers represent three (3) year option awards that have various vesting schedules.

(3) These numbers represent one (1) year option awards that vest annually.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

The securities being offered by the selling shareholders are shares of our common stock. Our Articles of Incorporation provide us with authority to issue 750,000,000 shares of capital stock, all of which is common stock. As of May 31, 2005, 81,011,423 shares were issued and outstanding.

Our authorized shares are all of one class, common stock. Our shareholders do not have pre-emptive rights and there are no provisions in the Articles of Incorporation concerning cumulative voting rights of shareholders. Idaho law provides that shareholders do not have a right to cumulate their votes for directors unless the articles of incorporation so provide.

Dividends

We have never declared dividends and we do not intend to declare dividends in the foreseeable future. If our business was liquidated or dissolved, holders of shares of common stock would be entitled to share ratably in assets remaining after satisfaction of our liabilities.

Change in Control Provisions

We have no provisions in our Articles of Incorporation or By-laws that would delay, defer or prevent a change in control of SEVI, nor are we aware of any contract or other arrangement, the operation of which may, at a subsequent date, result in a change in control of SEVI.

Recent Debt Financing

On December 30, 2004, we closed a financing and executed a securities purchase agreement with certain institutional and accredited investors. On December 30, 2004, we completed the sale of an aggregate of $500,000 of these Notes, which resulted in net proceeds to SEVI of $408,148; on January 14, 2005, completed the sale of an additional $500,000 of these Notes, with net proceeds to SEVI of $497,500; and on April 29, 2005 completed the sale of an additional $250,000 principal amount of these notes with net proceeds to SEVI of $230,000. The Convertible Notes due 2006 are initially convertible into 3,750,000 shares of common stock, and were issued with warrants to purchase 3,750,000 shares of common stock. Under the securities purchase agreement, the purchasers have agreed to purchase an additional installment of $250,000 principal amount of these Notes when the registration statement that we are required to file under the registration rights agreement we entered into in connection with this financing has been declared effective by the SEC. We are registering the shares of common stock issuable to the investors in this financing in a separate registration statement to be filed with the SEC, and those shares of common stock are not included in this prospectus. At the subsequent scheduled closing in this financing, we will issue additional warrants to these investors to purchase an aggregate of 750,000 shares of common stock.. In connection with this securities purchase agreement, we entered into a security agreement and an intellectual property security agreement, with these purchasers. The security agreement grants these purchasers a first priority security interest in all of our equipment and assets, our receivables, our inventory and all of our corporate documents, instruments, files and records. The intellectual property security agreement grants these purchasers a first priority security interest in all of our intellectual property, including our software, copyrights, copyright licenses, patents, patent licenses, trademarks, trademark licenses and trade secrets.

Convertible Notes Due 2007 and Warrants Issued Through Our Private Offering

On August 31, 2004, we executed an agreement (the "Purchase Agreement") with certain institutional and accredited investors (the "Purchasers") under which the Corporation agreed to sell and the Purchasers agreed to purchase convertible promissory notes due August 31, 2007 (each, a "Note") in the aggregate principal amount of up to $2,500,000. The Shares of common stock included in this prospectus are issuable or have been issued in connection with this financing.

On September 9, 2004 (the “Closing Date”), we completed the sale of an aggregate of $1,825,000 in Notes and accompanying Warrants under the Purchase Agreement which resulted in net proceeds to the Corporation of $1,542,417. The Notes are initially convertible into 36,500,000 shares of common stock. The Notes were issued together with warrants, denominated Series A, B, C and D warrants (each, a "Warrant"), to purchase in the aggregate 36,500,000 shares of our common stock. Each investor received Warrants to purchase shares of common stock equal to the number of shares of common stock that are issuable upon full conversion of that investor’s Note, each investor receiving an equal number of each of the four series of Warrants. The shares of our common stock issuable upon conversion of the Notes and exercise of the Warrants are included in the registration statement of which this prospectus is a part.

In connection with the issuance and sale of the Notes on the Closing Date, we also entered into a Registration Rights Agreement, dated as of August 31, 2004 (the “Registration Rights Agreement”), pursuant to which we agreed to register with the SEC, in the registration statement of which this prospectus is a part, the shares of our common stock that are issuable upon conversion of the Notes, for payment of interest on the Notes, upon exercise of the Warrants, and upon exercise of certain warrants issued to financial consultants in connection with this financing. On October 9 and November 8, 2004, we entered into Amendment No. 1 and Amendment No. 2, respectively, to the Registration Rights Agreement and Notes. These amendments, and an additional consent executed by the Purchasers, had the general effect of extending certain filing other deadlines set forth in the Registration Rights Agreement and modifying events of default in the Notes to provide us a more extended period to negotiate an additional financing facility.

Maturity. The Notes are due August 31, 2007, unless prepayment of the Notes is required in certain events, as described below.

Conversion. The Notes are convertible at five ($.05) cents per share, subject to proportionate adjustment for stock splits, stock combinations, and stock dividends and distributions (the “Conversion Price”). In addition, the Notes provide for adjustments for dividends payable other than in shares of common stock, for reclassification, exchange or substitution of the common stock for another security or securities of the Corporation or pursuant to a reorganization, merger, consolidation, or sale of assets, where there is a change in control of the Corporation.

Adjustments to Conversion Price. Generally, if we issue or sell any additional shares of common stock, or issue options or other convertible securities which are exercisable or convertible at, a price per share less than the Conversion Price, then the Conversion Price is adjusted to equal such lower price per share. No further adjustment to the Conversion Price would be made upon the actual issuance of common stock upon exercise of such options, or conversion or exchange of such convertible securities. The adjustment is recalculated if the particular option or conversion right expires unexercised or the exercise or conversion price is increased. The above adjustments do not apply to: any transaction involving (i) the Corporation’s issuance of any securities (other than for cash) in connection with a merger, acquisition or consolidation of the Corporation, (ii) the Corporation’s issuance of securities in connection with strategic license agreements and other partnering arrangements so long as such issuances are not for the purpose of raising capital, (iii) the Corporation’s issuance of securities in connection with bona fide firm underwritten public offerings of its securities, (iv) the Corporation’s issuance of common stock or the issuance or grants of options to purchase common stock pursuant to the Corporation’s stock option plans and employee stock purchase plans as they exist at the date of the Purchase Agreement, (v) as a result of the exercise of options or warrants or conversion of convertible notes or preferred stock which are granted or issued as of the date of the Purchase Agreement, (vi) any Warrants issued to the Holders and any warrants issued to the placement agent for the transactions contemplated by the Purchase Agreement, or (vii) the payment of any interest on the Notes.

Limit on Ownership. The Notes provide that, unless waived by the Holder on 61 days notice to us, at no time may a Holder convert all or a portion of its Note if the number of shares of common stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of common stock owned by the Holder at such time, the number of shares of common stock which would result in the Holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder) more than 4.9% of all of the common stock outstanding at such time, or, if the 4.9% limitation is waived, more than 9.9% of all the common stock outstanding at such time.

Interest. The outstanding principal balance of each Note bears interest, in arrears, at eight percent (8%) per annum, payable semi-annually at the option of the Corporation in cash or in registered shares of the Corporation’s common stock. The number of shares of common stock to be issued as payment of accrued and unpaid interest is determined by dividing (a) the total amount of accrued and unpaid interest to be converted into common stock by (b) the Conversion Price. Interest is computed on the basis of a 360-day year of twelve (12) 30-day months and accrues commencing August 31, 2004. Upon the occurrence of an Event of Default (as defined below), then to the extent permitted by law, the Corporation is required to pay interest to the holder of each outstanding Note (“Holder” or “Holders”), on demand, on the outstanding principal balance of the Note from the date of the Event of Default until such Event of Default is cured at the rate of the lesser of twelve percent (12%) and the maximum applicable legal rate per annum.

Events of Default. The occurrence of any of the following events shall be an event of default under the Notes (“Events of Default”):

(1) our failure to make the payment of any amount of principal outstanding on the date such payment is due;

(2) our failure to make any payment of interest in cash or shares of common stock for a period of five (5) days after the date such interest is due;

(3) with certain exceptions, failure of the Registration Statement filed with the Commission (the “Registration Statement”) to register the shares of common stock issuable upon conversion of the Notes or exercise of the Warrants to be declared effective by the Commission on or prior to the date which is two hundred ten (210) days after the closing date;
(4) the suspension from listing, without subsequent listing on any one of, or the failure of our common stock to be listed on at least one of the OTC Bulletin Board, Nasdaq National Market, Nasdaq SmallCap Market, The New York Stock Exchange, Inc. or The American Stock Exchange, Inc. for a period of five (5) consecutive trading days;

(5) our notice to the Holder, including by way of public announcement, at any time, of our inability to comply or our intention not to comply with proper requests for conversion of a Note or Notes into shares of common stock;

(6) our failure to (i) timely deliver the shares of common stock upon conversion of the Notes or any interest accrued and unpaid, (ii) timely file the Registration Statement or (iii) make the payment of any fees and/or liquidated damages under the Notes, the Purchase Agreement or the Registration Rights Agreement, which failure in the case of items (i) and (iii) is not remedied within three (3) business days after the incurrence thereof;

(7) while the Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to the Holders for sale of the Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of ten (10) consecutive Trading Days, provided that the cause of such lapse or unavailability is not due to factors primarily within the control of the Holders;

(8) we default in the performance or observance of (i) any material covenant, condition or agreement contained in the Notes, with certain exceptions, and such default is not fully cured within five (5) business days after the occurrence thereof or (ii) any material covenant, condition or agreement contained in the Purchase Agreement, the Notes or the Registration Rights Agreement not covered by the above-listed Events of Default, and such default is not fully cured within five (5) business days after the occurrence thereof;

(9) any material representation or warranty made by the Corporation in the Notes or in the Purchase Agreement, the Registration Rights Agreement shall prove to have been false or incorrect or breached in a material respect on the date as of which made;

(10) we (i) default in any payment of any amount or amounts of principal of or interest on any Indebtedness (as defined in the Notes and other than the Indebtedness represented by the Notes) the aggregate principal amount of which Indebtedness is in excess of $100,000 or (ii) default in the observance or performance of any other agreement or condition relating to any Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders or beneficiary or beneficiaries of such Indebtedness to cause with the giving of notice if required, such Indebtedness to become due prior to its stated maturity;

(11) we (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of the Corporation or of all or a substantial part of our property or assets, (ii) make a general assignment for the benefit of its creditors, (iii) commence a voluntary case under the United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic), (iv) file a petition seeking to take advantage of any bankruptcy, insolvency, moratorium, reorganization or other similar law affecting the enforcement of creditors' rights generally, (v) acquiesce in writing to any petition filed against us in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic), (vi) issue a notice of bankruptcy or winding down of our operations or issue a press release regarding same, or (vii) take any action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing; or

(12) a proceeding or case shall be commenced in respect of the Corporation, without our application or consent, in any court of competent jurisdiction, seeking (i) the liquidation, reorganization, moratorium, dissolution, winding up, or composition or readjustment of our debts, (ii) the appointment of a trustee, receiver, custodian, liquidator or the like of the Corporation or of all or any substantial part of our assets in connection with the liquidation or dissolution of the Corporation or (iii) similar relief in respect of it under any law providing for the relief of debtors, and such proceeding or case described in clause (i), (ii) or (iii) shall continue undismissed, or unstayed and in effect, for a period of sixty (60) days or any order for relief shall be entered in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic) against the Corporation or action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing shall be taken with respect to the Corporation and shall continue undismissed, or unstayed and in effect for a period of sixty (60) days;

(13) our failure to instruct our transfer agent to remove any legends from shares of common stock eligible to be sold under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), and issue such unlegended certificates to the Holder within three (3) business days of the Holder’s request so long as the Holder has provided the standard representations regarding the Rule 144 sale and, in our reasonable judgment, all requirements relative to sales of securities under Rule 144 have been or will be complied with in such sale;

(14) our failure to pay any amounts due to the Holder under the Notes or the Purchase Agreement or the Registration Rights Agreement within three (3) business days of receipt of notice to the Corporation; or

(15) the occurrence of an Event of Default under the Notes held by other Holders.

Remedies Upon An Event of Default. If an Event of Default shall have occurred and shall be continuing, the Holders may at any time at their option, (1) declare the entire unpaid principal balance of the Notes, together with all interest accrued thereon, to be accelerated and due and payable; provided, however, that upon the occurrence of an Event of Default described in clauses (11) or (12) of the preceding paragraph, the outstanding principal balance and accrued interest of the Notes shall be automatically due and payable and (ii) that upon the occurrence of an Event of Default described in clauses (3) through (10) of the preceding paragraph, demand the prepayment of the Notes; (2) demand that the principal amount of the Notes then outstanding and all accrued and unpaid interest thereon shall be converted into shares of common stock at the then effective Conversion Price per share; or (3) exercise or otherwise enforce any one or more of the Holders’ rights, powers, privileges, remedies and interests under the Notes, the Purchase Agreement, the Registration Rights Agreement or applicable law. The Notes provide further that no course of delay on the part of the Holders shall operate as a waiver of an Event of Default or otherwise prejudice the rights of the Holder.

Prepayments Upon an Event of Default or Certain Other Events. Upon the occurrence of an Event of Default described in clauses (3) through (13) set forth above in the paragraph listing the Events of Default, the Holder have the right, at their option, to require the Corporation to prepay in cash all or a portion of the Notes at a price equal to one hundred ten percent (110%) of the aggregate principal amount of the Note plus all accrued and unpaid interest.

Upon the occurrence of a Major Transaction (as defined below), the Holders have the right, at the their option, to require us to prepay in cash all or a portion of the Holders’ Notes at a price equal to one hundred percent (100%) of the aggregate principal amount of the Notes plus all accrued and unpaid interest. A Major Transaction is defined in the Notes to include (i)the consolidation, merger or other business combination of the Corporation with or into another Person (as defined in the Notes), other than (A) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Corporation or (B) a consolidation, merger or other business combination in which holders of the Corporation's voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities); (ii) the sale or transfer of more than fifty percent (50%) of the Corporation’s assets (based on the fair market value as determined in good faith by the Corporation’s Board of Directors) other than inventory in the ordinary course of business in one or a related series of transactions; or (iii)closing of a purchase, tender or exchange offer made to the holders of more than fifty percent (50%) of the outstanding shares of common stock in which more than fifty percent (50%) of the outstanding shares of common stock were tendered and accepted.

In addition, after a Triggering Event (as defined below), the Holders have the right, at their option, to require us to prepay all or a portion of the Holders’ Notes in cash at a price equal to one hundred twenty percent (120%) of the aggregate principal amount of the Notes plus all accrued and unpaid interest. A Triggering Event is deemed to occur if, with certain exceptions (i) so long as any Notes are outstanding, the effectiveness of the Registration Statement, after it becomes effective, (A) lapses for any reason (including, without limitation, the issuance of a stop order) or (B) is unavailable to the Holder for sale of the shares of common stock, and such lapse or unavailability continues for a period of twenty (20) consecutive trading days, and the shares of common stock into which the Holder's Notes can be converted cannot be sold in the public securities market pursuant to Rule 144(k) under the Securities Act, provided that the cause of such lapse or unavailability is not due to factors primarily within the control of the Holder of the Notes; (ii) the suspension from listing, without subsequent listing on any one of, or the failure of the common stock to be listed on at least one of the OTC Bulletin Board, Nasdaq National Market, Nasdaq SmallCap Market, The New York Stock Exchange, Inc. or The American Stock Exchange, Inc., for a period of five (5) consecutive Trading Days; (iii) our notice to any Holder of the Notes, including by way of public announcement, at any time, of our inability to comply (including for reasons of insufficient shares of common stock available for conversion) or our intention not to comply with proper requests for conversion of any Notes into shares of common stock; or (iv) our failure to comply with a Conversion Notice tendered in accordance with the provisions of the Notes within ten (10) business days after the receipt by us of the Conversion Notice.

Prepayment if Holders are Unable to Convert. If we are unable to fully convert a Note or Notes presented for conversion, due to our not having a sufficient number of shares available for the conversion request or not having such shares covered by an effective Registration Statement, we may be required to prepay the portion of the Note or Notes so presented for conversion at the Triggering Event prepayment price described above.

Note and Warrant Purchase Agreement

The Notes and Warrants have been issued under the Purchase Agreement, which is dated August 31, 2004. Certain of the covenants we have made under the Purchase Agreement are described below.

Right of First Refusal. The Purchase Agreement provides for a right of first refusal in favor of the Holders for subsequent financings in capital raising transactions. The following transactions, however, are excepted from this right of first refusal: (1) our issuance of any securities (other than for cash) in connection with a merger, acquisition or consolidation of SEVI, (2) our issuance of securities in connection with strategic license agreements and other partnering arrangements so long as such issuances are not for the purpose of raising capital, (3) our issuance of securities in connection with bona fide firm underwritten public offerings of our securities, (4) our issuance of common stock or the issuance or grants of options to purchase common stock pursuant to our stock option plans and employee stock purchase plans as they now exist, (5) issuances of common stock as a result of the exercise of options or warrants or conversion of convertible notes or preferred stock which are granted or issued as of the date of the Purchase Agreement, (6) any Warrants issued to the Holders and any warrants issued in the placement of the Notes and Warrants, or (7) common stock issued for the payment of any interest on the Notes.

No Sale of Assets Without Holders Consent. So long as the Notes remain outstanding, we have agreed that we will not sell, transfer or otherwise dispose of any of our properties, assets and rights including, without limitation, our software and intellectual property, to any person except for sales to customers in the ordinary course of business or with the prior written consent of the Holders of a majority of the principal amount of the Notes then outstanding.

Registration Rights Agreement

The Registration Rights Agreement requires that we file the "resale" registration statement of which this prospectus is a part covering all of the shares of common stock issuable upon conversion of the Notes and exercise of the Warrants for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act. We are required to keep this registration statement continuously effective under the Securities Act until such date as is the earlier of (1) the date when all securities covered by this registration statement have been sold or (2) the date on which the securities may be sold without any restriction pursuant to Rule 144 under the Securities Act.

    Description of Warrants

    In connection with the issuance and sale of the Notes, we issued Series A, B, C, and D Warrants to purchase in the aggregate 36,500,000 shares of our common stock. Each investor received Warrants to purchase shares of common stock equal to the number of shares of common stock that are issuable upon full conversion of that investor’s Note, each investor receiving an equal number of each of the four series of Warrants. The Series A Warrants are exercisable at $.06 per share commencing on the September 9, 2004 Closing Date and expire 90 days after the registration statement that we are required to file under the Registration Rights Agreement referred to below has been declared effective by the Commission. The Series B Warrants are exercisable at $.07 per share commencing on the Closing Date and expire 180 days after such registration statement is declared effective. The Series C Warrants are exercisable at $.08 per share commencing on the Closing Date and expire 270 days after such registration statement is declared effective. The Series D Warrants are exercisable at $.15 per share commencing on the Closing Date and expire five years from the Closing Date.

    The Warrants provide for corresponding adjustments to the Exercise Price then in effect (“Exercise Price”) to reflect stock dividends, subdivisions and combinations. The Warrants also provide for adjustments for dividends payable other than in shares of common stock, for reclassification, exchange or substitution of the common stock for another security or securities of the Corporation or pursuant to a reorganization, merger, consolidation, or sale of assets, where there is a change in control of the Corporation.

    If we issue or sell any shares of additional shares of common stock or issues options or other convertible securities at a price per share less than the Exercise Price then in effect or without consideration (or, in the case of a common stock Equivalent where the aggregate of the price per share for which additional shares of common stock may be issuable thereafter pursuant to such common stock Equivalent, plus the consideration received by the Corporation for issuance of such common stock Equivalent divided by the number of shares of common stock issuable pursuant to such common stock Equivalent is less than the applicable Exercise Price then in effect), then the Exercise Price upon each such issuance is reduced to a price equal to the consideration per share paid for such additional shares of common stock. In the case of an option or convertible security, the adjustment is recalculated if the particular option or conversion right expires unexercised or the exercise or conversion price is increased. The above adjustment for additional shares of common stock or common stock Equivalents do not apply to: any transaction involving (1) securities issued pursuant to a bona fide firm underwritten public offering of the our securities, (2) securities issued pursuant to the conversion or exercise of convertible or exercisable securities issued or outstanding on or prior to the Closing Date or issued pursuant to the Purchase Agreement, (3) securities issued in connection with strategic license agreements or other partnering arrangements so long as such issuances are not for the purpose of raising capital, (4) the issuance of shares of common stock or the issuance or grants of options to purchase shares of common stock pursuant to our stock option plans and employee stock purchase plans as they now exist, (5) the common stock issuable upon exercise of the Warrants, (6) the payment of any interest on the Notes, (7) securities issued (other than for cash) in connection with a merger, acquisition or consolidation of the Corporation, and (8) any warrants issued to placement agents for the transactions contemplated by the Purchase Agreement.

Commencing ninety (90) days following the date of effectiveness of the registration statement of which this Prospectus is a part, we may, at our option, call up to one hundred percent (100%) of the Warrants where the market value of the common stock has been greater than two hundred fifty percent (250%) of the particular Warrant’s Exercise Price for a period of ten (10) consecutive trading days immediately prior to the date of delivery of the call notice. In the event the Warrants so called are not exercised, we would pay One Cent ($.01) per called Warrant share.

The Warrants have limitations on exercise based on the stock ownership of the Holder identical to those contained in the Notes, described above.

Guarantee and Pledge Agreement

       We have a guaranty and pledge agreement, dated as of December 30, 2004, in which Robert C. Rhodes, Richard N. Hartmann, Willie A. Jackson, Jr. and Patrick L. Anderson (the “Shareholders”) have pledged an aggregate of 35,343,094 shares of our common stock owned by them (the “Pledged Shares”), and have guaranteed payment in full of all amounts due under the note agreements dated August 31, 2004 and December 31, 2004 , with recourse under this guarantee only to the Pledged Shares. The guarantee and pledge agreement is by and among the Corporation, the Shareholders, the Purchasers of the Notes, and the purchasers of the 2007 Convertible Notes. In the event that all the notes from the December 2004 financing are converted, nothing prevents the individuals formerly guaranteeing the notes from selling their shares into the market.

CERTAIN TRANSACTIONS

As of May 31, 2004, Systems Evolution Inc. was indebted to Mr. Rhodes for a $15,000 loan (from Mr. Rhodes to the company) at a fixed 1% annual interest rate due that he made to SEVI; SEVI re-paid the loan to Mr. Rhodes in September 2004. In addition, SEVI was indebted to Mr. Rhodes for various expense payments of $1,779.54, which are non-interest bearing and due on demand. SEVI had accrued a total of $60,000 for payment of a $50,000 bonus to Mr. Rhodes.

As of May 31, 2004, SEVI owed Mr. Hartmann $2,216.18 and Mr. Jackson $1,403.92 for various expense payments, which are non-interest bearing and due on demand.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

On August 30, 2004, our Board of Directors dismissed Malone & Bailey, PC as our independent public accountants. We retained the services of Lopez, Blevins, Bork & Associates, L.L.P. as independent public accountants to audit our consolidated financial statements for the year ending May 31, 2004.

In connection with the audit of our financial statements, and in the subsequent interim period, there were no disagreements with Malone & Bailey, PC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Malone & Bailey PC would have caused Malone & Bailey, PC to make reference to the matter in their report.

Lopez, Blevins, Bork & Associates, L.L.P. (“LBB") resigned on April 13, 2005 as Systems Evolution, Inc.’s independent auditors. LBB’s audit report dated August 24, 2004 on Systems Evolution Inc.'s balance sheet of as of May 31, 2004, and the related statements of operations, stockholders' equity, and cash flows for each of the two years then ended, did not contain an adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope, or accounting principles, except that the report indicated that Systems Evolution Inc. has suffered recurring losses and its need to raise additional capital that raise substantial doubt about its ability to continue as a going concern.

In connection with the audit of Systems Evolution's financial statements, and in the subsequent interim period, there were no disagreements with LBB on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of LBB, would have caused LBB to make reference to the matter in their report. Systems Evolution Inc. has requested LBB to furnish it a letter addressed to the Commission stating whether it agrees with the above statements. A copy of that letter, dated April 13, 2005 is filed as Exhibit 16 to this Form 8-K. Malone & Bailey, PC was re-engaged on April 13, 2005 as Systems Evolution Inc.'s principal accountant to audit the financial statements of Systems Evolution Inc. The decision to change accountants was approved by the Board of Directors.

Malone & Bailey was previously engaged to audit Systems Evolution’s financial statements for each of the years ended May 31, 2004 and 2003, and their audit report was dated July 15, 2004. Systems Evolution had originally changed to LBB to follow a resigning partner who left Malone & Bailey to co-found LBB on August 1, 2004. Systems Evolution hired LBB on August 20, 2004. That partner has subsequently left that firm so Systems Evolution returned to Malone & Bailey.

During the period from August 20, 2004 through the date hereof, neither Systems Evolution nor anyone on its behalf consulted with Malone & Bailey regarding either the application of accounting principles to a specified transaction, either completed or proposed, nor has Malone & Bailey provided to Systems Evolution a written report or oral advice regarding such principles or any matter that was the subject of a disagreement or reportable events set forth in Item 304(a)(iv) and (v), respectively, of Regulation S-K with Systems Evolution Inc.'s former accountant.

Systems Evolution has requested Malone & Bailey review the disclosure in this report on Form 8-K and provided Malone & Bailey the opportunity to furnish Systems Evolution with a letter addressed to the Commission containing any new information, clarification of Systems Evolution Inc.'s expression of its views, or the respects in which Malone & Bailey does not agree with the statements made by Systems Evolution in this report. Malone & Bailey has advised Systems Evolution that no such letter need be issued.

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WHERE YOU CAN FIND FURTHER INFORMATION ABOUT US

We filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act with respect to the shares being offered in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain items of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. The omitted information may be inspected and copied, at prescribed rates, at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance where reference is made to the copy of the document filed as an exhibit to the registration statement, each such statement is qualified in all respects by such reference. For further information with respect to SEVI and the securities being offered in this offering, reference is hereby made to the registration statement, including the exhibits thereto and the financial statements, notes, and schedules filed as a part thereof.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Idaho General Business Corporations Law permits us to indemnify an individual who is a director of SEVI against liability incurred in a proceeding if: (a) (i) he conducted himself in good faith; and (ii) he reasonably believed: (A) In the case of conduct in his official capacity, that his conduct was in the best interests of SEVI, and (B) In all cases, that his conduct was at least not opposed to the best interests of SEVI; and (iii) In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Unless ordered by a court, a corporation may not indemnify a director in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity. A corporation may not indemnify a director unless authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible because he has met the relevant standard of conduct set forth in the Idaho General Business Corporations Law. The determination shall be made: (a) if there are two or more disinterested directors, by the board of directors by a majority vote of all the disinterested directors, (a majority of whom shall for such purpose constitute a quorum), or by a majority of the members of a committee of two (2) or more disinterested directors appointed by such a vote; (b) by special legal counsel: (i) Selected by a majority vote of the disinterested directors; or (ii) If there are fewer than two (2) disinterested directors, selected by the board of directors (in which selection directors who do not qualify as disinterested directors may participate); or (c) by the shareholders, but shares owned by or voted under the control of a director who at the time does not qualify as a disinterested director are not eligible to be voted on the determination. Authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible, except that if there are fewer than two disinterested directors or if the determination is made by special legal counsel, authorization of indemnification shall be made by the board.

Our indemnification policy covering officers and directors, as contained in our By-Laws, provides that we may indemnify our officers or directors for costs reasonably incurred in connection with civil, criminal, administrative and investigative proceedings. We may purchase indemnification insurance for officers and directors.

The provisions of our By-Laws regarding indemnification are not exclusive of any other right we have to indemnify or reimburse our officers or directors in any proper case, even if not specifically provided for in our or By-Laws.

We believe that the indemnity provisions contained in our bylaws and the limitation of liability provisions contained in our certificate of incorporation are necessary to attract and retain qualified persons for these positions. No pending material litigation or proceeding involving our directors, executive officers, employees or other agents as to which indemnification is being sought exists, and we are not aware of any pending or threatened material litigation that may result in claims for indemnification by any of our directors or executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

INTEREST OF NAMED EXPERTS AND COUNSEL

Lopez, Blevins, Bork & Associates, LLP audited our financial statements at May 31, 2004 and 2003, as set forth in their report. We have included our financial statements in the Prospectus and elsewhere in the registration statement in reliance on the report of Lopez, Blevins, Bork & Associates, LLP, given on their authority as experts in accounting and auditing. Lopez, Blevins, Bork & Associates, LLP does not have any ownership interest in us.

Malone & Bailey PC consolidated our financial statements at February 28, 2005 as set forth in their report. We have included our financial statements in the Prospectus and elsewhere in the registration statement in reliance on the report of Malone & Bailey PC, given on their authority as experts in accounting and auditing. Malone & Bailey PC does not have any ownership interest in us.

Sonfield & Sonfield, Houston, Texas, have given us an opinion relating to the due issuance of the common stock being registered. Sonfield & Sonfield does not have any ownership interest in us.

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SYSTEMS EVOLUTION, INC.

FINANCIAL STATEMENTS

MAY 31, 2004

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Systems Evolution Inc.
Stafford, Texas

We have audited the accompanying balance sheet of Systems Evolution Inc. as of May 31, 2004, and the related statements of operations, stockholders’ deficit, and cash flows for each of the two years then ended. These financial statements are the responsibility of our management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Systems Evolution Inc. as of May 31, 2004, and the results of its operations and its cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Systems Evolution Inc. will continue as a going concern. As discussed in note 2 to the financial statements, we have incurred significant losses the last three fiscal years and had a working capital deficiency at May 31, 2004 totaling $269,966; all of which raise substantial doubt about our ability to continue as a going concern. Management’s plans in regards to these matters are also described in note 2. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Lopez, Blevins, Bork & Associates, LLP
Houston, Texas
August 24, 2004

ITEM 1 - Unaudited Consolidated Financial Statements

SYSTEMS EVOLUTION, INC.
BALANCE SHEET
MAY 31, 2004

ASSETS
Current Assets:
Cash	$19,522
Accounts receivable - trade, net of allowance of $15,000	107,369
Total current assets	126,891
Furniture and Equipment, net	55,883
Intangibles, net	143,150
Total assets	$325,924
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$48,515
Accrued expenses, including $89,940 for shares sold but not issued and $29,000 for an operating lease, and $40,025 impairment for shares held at reduced market value	192,369
Current portion, long - term debt	5,000
Notes payable, including a $15,000 loan from Mr. Robert Rhodes	150,973
Total current liabilities	396,857
Long - Term Debt, net of current portion	11,137
Total liabilities	407,994
Commitments
Stockholders’ Deficit:
Common stock, no par value, 500,000,000 shares authorized, 52,286,442 shares issued and outstanding	2,679,765
Accumulated deficit	(2,761,835)
Total stockholders’ deficit	(82,070)
Total liabilities and stockholders ‘deficit	$325,924

See accompanying summary of accounting policies and notes to financial statements.

SYSTEMS EVOLUTION, INC.
STATEMENT OF OPERATIONS

	Years Ended May 31,
	2004	2003

Revenues	$656,676	$1,101,593

Operating Expenses:
Payroll and related costs	876,293	1,069,357
General, administrative and selling	2,450,541	244,030
Bad debt	63,529	51,000
	3,390,363	1,364,387

Loss from operations	(2,733,687)	(262,794)

Impairment, available for sale securities	-	(40,025)

Net Loss	$(2,733,687)	$(302,819)

Basic and Diluted Loss Per Share:	$(.06)	$(.01)

Basic and Diluted Weighted Average Shares Outstanding	45,559,510	37,500,000

See accompanying summary of accounting policies and notes to financial statements.

 SYSTEMS EVOLUTION, INC.
Statement of Stockholders’ deficit
Years Ended May 31, 2004 and 2003

	Common Stock		Accumulated	Stockholder
	Shares	Amount	Deficit	Receivable	Total
Balances, May 31, 2002	6,600,000	$1,000	$274,671	$(31,044)	$244,627
Sale of common stock	128,516	39,840	-	-	39,840
Issuance of common stock for note receivable	2,000,000	20,000	-	(20,000)	-
Payment, stockholder receivable	-	-	-	14,622	14,622
Recapitalization	28,771,484	-	-	-	-
Net loss	-	-	(302,819)	-	(302,819)

Balances, May 31, 2003	37,500,000	60,840	(28,148)	(36,422)	(3,730)
Reverse acquisition	6,619,346	-	-	-	-
Sale of common stock	887,096	275,000	-	-	275,000
Option expense	-	183,125	-	-	183,125
Issuance of common stock for Services	9,080,000	2,044,800	-	-	2,044,800
Stock issued for AXP acquisition	200,000	136,000	-	-	136,000
Return of stock	(2,000,000)	(20,000)	-	20,000	-
Payment, stockholder receivable	-	-	-	16,422	16,422
Net loss	-	-	(2,733,687)	-	(2,733,687)
Balances, May 31, 2004	52,286,442	$2,679,765	$(2,761,835)	$-	$(82,070)

See accompanying summary of accounting policies and notes to financial statements.

SYSTEMS EVOLUTION, INC.
Statements of Cash Flows

	Years Ended May 31,
	2004	2003
Cash Flows From Operating Activities:
Net loss	$(2,733,687)	$(302,819)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	23,936	27,973
Loss on disposition of property and equipment	-	12,520
Stock issued for services	2,044,800	-
Stock option expense	183,125	-
Impairment, available for sale securities	-	40,025
Bad debt	63,529	51,000
Changes in assets and liabilities:
Accounts receivable - trade	(30,476)	88,326
Federal income tax receivable	-	43,318
Prepaid expenses and other assets	(21,796)	-
Accounts payable	15,613	7,992
Accrued expenses	67,051	24,933
Net cash used in operating activities	(387,905)	(6,732)

Cash Flows From Investing Activities:
Purchase of property and equipment	(11,948)	-

Cash Flows From Financing Activities:
Repayment of note payable and long-term debt	(306,657)	(47,500)
Proceeds from notes payable and long-tem debt	315,000	-
Sale of common stock	364,940	39,840
Stockholder receivable	16,422	14,622
Net provided by financing activities	389,705	6,962

Net Change in Cash	(10,148)	230
Cash, beginning of year	29,670	29,440
Cash, end of year	$19,522	$29,670

Supplemental Cash Flow Information:
Interest paid	$13,158	$10,096
Taxes paid (refunded)	$-	$(43,318)

Non Cash Financing Activities:
Issuance(return) of common stock for note receivable	$(20,000)	$20,000
Issuance of common stock for services rendered	$2,044,800	$-
Issuance of common stock for acquisition of AXP	$136,000	$-

See accompanying summary of accounting policies and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1.	Nature of Operations and Summary of Significant Accounting Policies

Systems Evolution Inc. (“SEVI”) was incorporated in Texas on November 22, 1993. SEVI is an IT outsourcing and systems integration firm providing services primarily in Houston, Texas. SEVI’s objective is to work with its customers to help improve efficiency, productivity and profitability of their operations.

On September 9, 2003, Wallace Resources, Inc. (“Wallace”), an Idaho public corporation issued 37,500,000 shares of common stock for 100% of the outstanding common stock of Systems Evolution. After the merger the stockholders of SEVI owned approximately 90% of the combined entity. For financial reporting purposes this transaction was treated as an acquisition of Wallace and a recapitalization of SEVI using the purchase method of accounting. SEVI’s historical financial statements replace Wallace’s in the accompanying financial statements.

Cash and Cash Equivalents - SEVI considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Furniture and Equipment - Property and equipment is stated at cost with depreciation calculated using the straight-line method over the estimated useful lives. When assets are retired or otherwise removed from the accounts, any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred, and significant renewals and improvements are capitalized.

Marketable Securities - SEVI’s investments in marketable securities consist of stocks traded in the public market, all of which are classified as available for sale. Available for sale securities are recorded at fair value with unrealized holding gains and losses reported as a separate component of stockholders’ deficit. If a decline in market value is determined to be other than temporary, any such gains and losses are recognized in earnings. Realized gains and losses are accounted for on the specific identification method. Purchases and sales are recorded on a trade date basis.

As of May 31, 2003, SEVI determined the decline in market value of the common stock received in 2002 was other than temporary, and recorded an impairment of $40,025 in 2003.

Revenue Recognition - Per SAB Topic 13, the SEVI revenue recognition policy for the BTS division (software development) is that we recognize revenue only when: a) a contract has been signed by both SEVI and our client for the project, b) we have delivered development services to the client as defined by the client receiving the work product, c) the project milestone delivered is assigned a fixed price or hourly fee, and d) the client acceptance of the project is reasonably assured.

For the ISS division (infrastructure support) and HCM division (staffing), we recognize revenue only upon invoicing which depends upon: a) a signed master services agreement between SEVI and the client, b) delivery of services as defined by a signed client site report or timesheet, c) the client’s hourly rate is defined in the signed master services contract or work order, and d) there is no known client intent to debate the invoice.

For the HCM division (permanent placement fees), we recognize revenue when: a) a signed fee agreement is received by SEVI, b) the placement candidate starts at the client, c) the client has provided SEVI with written placement employment parameters (such as salary and benefits) in order to calculate the invoice, and d) payment from client is assured within 30 days.

Allowance for Doubtful Accounts - Earnings are charged with a provision for doubtful accounts based on a current review of the collectibility of accounts. Accounts deemed uncollectible are applied against the allowance for doubtful accounts.

Intangibles - Intangibles consists of customer relationships and employment agreements that were acquired in the AXP acquisition (see note 3), and are being amortized over three years.

Fair Value of Financial Instruments - SEVI’s financial instruments consist of cash and cash equivalents, receivables and debt. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

Loss Per Common Share -Diluted net loss per common share is computed by dividing the net loss applicable to common stockholders, adjusted on an "as if converted" basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For the years ended May 31, 2004 and 2003, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.

Income Taxes - The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using anticipated tax rates and laws that will be in effect when the differences are expected to reverse. The realization of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in SEVI’s tax returns.

Stock-Based Compensation - SEVI accounts for its stock-based compensation plans under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. Under APB Opinion No. 25, compensation expense to employees is based on the intrinsic value on the measurement date, calculated as the difference between the fair value of our common stock and the relevant exercise price. We account for stock-based compensation (stock options and warrants) for non-employees, who are not members of our board of directors, at fair value using the Black Scholes option-pricing model. Stock issued directly to employees and non-employees is expensed based on the stock price on the date the shares are earned; which is usually the date issued.

The pro forma information below is based on provisions of Statement of Financial Accounting Standard (“FAS”) No. 123, Accounting for Stock-Based Compensation, as amended by FAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure, issued in December 2002.

	2004	2003
Net loss, as reported	$(2,733,687)	$(302,819)
Add: Intrinsic value expense recorded	183,125	-
Deduct: total stock-based employee compensation expense determined under fair value based method	(227,000)	-
Pro forma net loss	$(2,777,562)	$(302,819)

Earnings per share:
Basic and diluted - as reported	(.06)	(.01)
Basic and diluted - pro forma	(.06)	(.01)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2004 and 2003: no dividend yield and expected volatility of 191% and .001%, respectively, risk-free interest rate of 1.5% and 4.0%, respectively, and expected lives of 5 years.

Comprehensive Income - Comprehensive income is defined as all changes in stockholders’ deficit, exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income or loss, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries, and certain changes in minimum pension liabilities. SEVI’s comprehensive loss was equal to its net loss for all periods presented in these financial statements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	Going Concern

The financial statements have been prepared assuming that SEVI will continue as a going concern. SEVI has incurred significant losses the last three fiscal years and has a working capital deficiency at May 31, 2004 totaling $269,966; all of which raise substantial doubt about SEVI’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should SEVI be unable to continue as a going concern

The continued support of SEVI’s lenders and stockholders’ is required in order for SEVI to continue as a going concern. Management’s plans to support and grow SEVI’s operations include increasing marketing and sales efforts and obtaining additional equity financing. SEVI’s inability to obtain additional capital or obtain such capital on favorable terms could have a material adverse effect on its financial position, results of operations and its ability to continue operations

3.	Acquisition

On March 15, 2004, SEVI completed the acquisition of all the issued and outstanding shares of AXP Technologies, Inc. (“AXP”).  AXP Technologies, Inc., is a Houston based computer and network support company. During the year ended December 31, 2003, 83% of the Company's billings were to two customers. Pursuant to the transaction, SEVI issued 200,000 shares of its common stock valued at $136,000, using the stock price on the date of the merger, and $20,000 cash for 100% of the outstanding common stock of AXP. As of the effective date AXP became a wholly owned subsidiary of SEVI. The acquisition was accounted for using the purchase method of accounting resulting in an excess purchase price over the fair value of net tangible assets was approximately $155,000 SEVI has allocated the excess purchase price 75% to employment agreements with the two shareholders of AXP and the remaining 25% to customer relationships. Both intangible assets are being amortized over three years.

The following table summarizes the estimated fair value of the net assets acquired and liabilities assumed at the acquisition dates.

Total
Current assets	$13,000
Property and equipment	8,000
Intangibles	154,000
Total assets acquired	175,000

Current liabilities	20,000
Net assets acquired	$155,000

The consolidated statement of operations in the accompanying financial statements for the year ended May 31, 2004 includes the operations of AXP from March 15, 2004 through May 31, 2004. The following are pro forma condensed statements of operations for the years ended May 31, 2004 and 2003, as though the acquisitions had occurred on May 8, 2003; the date AXP was formed.

	Twelve Months Ended May 31,
	2004	2003
Revenue	$861,000	$1,102,000
Net loss	$(2,765,000)	$(303,000)
Net loss per share - basic and diluted	$(.06)	$(.01)

4.	Furniture and Equipment

Furniture and equipment consisted of the following as of May 31, 2004:

	Estimated useful lives in years
Furniture and office equipment	5 - 7	$17,140
Computer equipment	3 - 5	61,446
Automobiles	5	46,814
		125,400
Less: accumulated depreciation		(69,517)
		$55,883

5.	Notes Payable and Long-Term Debt

SEVI has a note payable to a bank that accrues interest at prime rate (4.25% at May 31, 2004) plus 1.5% and is due in monthly installments of $5,000 with the remaining unpaid principal and interest was due June 17, 2004 and is currently in default. At May 31, 2004 $65,678 was still outstanding on the note. The note is secured by all assets of SEVI.

SEVI has a $30,000 unsecured line of credit with American Express bearing interest at 25.99%. The balance due under the line at May 31, 2004 was $23,883.

SEVI has assumed an unsecured line of credit from AXP (see note 3) with American Express bearing interest at 25.99%. The balance due under the line at May 31, 2004 was $797.

SEVI has a $25,000 unsecured line of credit with MBNA bearing interest at 12.99%. The balance due under the line at May 31, 2004 was $20,615

SEVI has a $15,000 note payable to a related party, Mr. Robert Rhodes, bearing interest at 1.0% and was due on July 16, 2004. The balance outstanding on the note at May 31, 2004 was $15,000.

SEVI has a $25,000 note payable to a Mr. Carey Cooley, an employee at the time, bearing no interest. The balance outstanding on the note at May 31, 2004 was $25,000.

SEVI has a long-term note payable with Ford Motor Credit with monthly payments totaling $538 secured by an automobile. The balance due at May 31, 2004 was $16,137 with approximately $5,500 due in fiscal 2005 and 2006 and the balance due in fiscal 2007.

SEVI in fiscal 2004 received proceeds of $275,000 from a third party in exchange for a note payable. The note payable was paid off prior to May 31, 2004 using proceeds from the sale of common stock (see note7).

6.	Income Taxes

SEVI has incurred net losses for the last three years and, therefore, has no tax liability as of May 31, 2004. SEVI did not record income tax expense or benefit in 2004, however, recorded a federal income tax benefit in 2002 related to a refund resulting from carrying back net operating losses to previous tax years. The refund totaled $43,318 and was collected in 2003.

The net deferred tax asset generated by loss carry-forwards has been fully reserved. The cumulative net operating loss carry-forward is approximately $330,000 at May 31, 2004, and will expire in various years through 2024.

Components of deferred tax assets and liabilities at May 31, 2004 are as follows:

2004
Deferred tax liabilities	$-
Deferred tax assets:
Allowance for doubtful accounts	5,100
Net operating loss carryforward	243,000

Valuation allowance	(248,100)
Net deferred tax asset	$-

7.	Common Stock and Stockholders’ Receivable

In January 2003, SEVI sold 2,000,000 shares of SEVI’s common stock to an officer of SEVI in exchange for a note receivable totaling $20,000. The amount was shown as a reduction of stockholders’ equity at May 31, 2003. In fiscal 2004, the officer returned the 2,000,000 shares to SEVI as settlement of the note receivable.

In May 2003, SEVI sold 128,516 shares of common stock for $39,840.

As of May 31, 2003, SEVI had a note receivable from the majority stockholder totaling $16,422. The note accrued interest at 6% and was due in December 2018. The amount was shown as a reduction of stockholders’ deficit at May 31, 2003. The balance was settled during the year ended May 31, 2004.

In fiscal 2004, SEVI issued 8,000,000 shares of common stock to four consultants resulting $1,820,000 in non-cash expense. The expense was calculated using the stock price on the date the shares were issued.

In fiscal 2004, SEVI issued 1,000,000 shares of common stock as compensation to its new Chief Operating Officer for signing an employment agreement with SEVI resulting in $200,000 of non-cash expense based on the stock price on the date issued.

In fiscal 2004, SEVI sold 887,096 shares of common stock to a third party for $275,000. These proceeds were used to pay off a note payable totaling $275,000 (see note 5). In addition, SEVI sold 290,129 shares of common stock for proceeds totaling $89,940. These shares have not been issued; therefore, $89,940 is included in accrued expenses in the accompanying balance sheet as of May 31, 2004.

In fiscal 2004, SEVI issued 200,000 shares of common stock in connection with the acquisition of AXP (see note 3).

In fiscal 2004, SEVI issued 80,000 shares of common stock to three employees resulting in non cash compensation expense totaling $24,800 based on the stock price on the date issued.

8.	Stock Options

At May 31, 2003, SEVI had one plan, the 2000 Employee stock option plan. All options under the 2000 plan have been exercised or expired as of May 31, 2004. During fiscal 2004, SEVI created the 2003 Directors, Officers, and Consultants Stock Option, Stock Warrant and Stock Award Plan. Under the 2003 Plan, the total number of shares of common stock that may be granted is 20,000,000. SEVI has granted a total of 13,140,000 options with exercise prices of $.05 to $.25 per share which vest over 48 months. The maximum term of the options is ten years.  Per paragraph 48 of SFAS 123, none of our options granted are affected or vest according to market conditions. The following table summarizes stock option activity:

Outstanding, June 1, 2002		2,125,000
Granted		-
Canceled or expired		(2,110,000)
Exercised		-
Outstanding, May 31, 2003		15,000
Exercisable at May 31, 2003		3,000
Weighted-average fair value of options, granted during the year	$	. -

Outstanding, June 1, 2003	3,000
Granted	13,140,000
Canceled or expired	(3,000)
Exercised	−
Outstanding, May 31, 2004	13,140,000
Exercisable at May 31, 2004	1,112,083
Weighted-average grant-date fair value of options, granted during the year	$.27
Weighted average exercise price of options granted	$.12
Weighted-average remaining, years of contractual life	10

9.	Commitments and Contingencies

SEVI has one non-cancelable operating lease. The lease is for office space and it expires in February 28, 2005. Approximate future minimum rent under the agreement is $29,000.

Total rental expense for the years ended May 31, 2004 and 2003 was approximately $37,000 and $39,000, respectively.

SEVI has entered into four employment agreements with key employees. All agreements are three years in length and the aggregate annual amount for these agreements is $470,000. If SEVI terminates the agreements, a severance payment of one (1) year’s salary is required to the employee.

10.	Concentrations of Credit Risk

Financial instruments that potentially subject SEVI to concentration of credit risk are accounts receivable. SEVI performs ongoing credit evaluations as to the financial condition of its customers.

For the years ended May 31, 2004 and 2003, six customers accounted for approximately 74% and 75%, respectively, of total revenues. As of May 31, 2004 and 2003, these six customers accounted for approximately 46% and 40% of accounts receivable, respectively.

11.	Subsequent Events

Effective July 27, 2004, SEVI acquired all the issued and outstanding shares of Southwest CMS Technology Services, LP and its general partner CMS Associates, LLC ("CMS"), a San Antonio based network integration firm. SEVI paid $10,000 cash, issued a note payable totaling $40,000 and issued an aggregate of 200,000 shares of SEVI's common stock to the owners of CMS. As of the effective date, CMS became a wholly-owned subsidiary of SEVI. The acquisition was accounted for using the purchase method of accounting.

In June through August 2004, SEVI has sold 112,580 shares of common stock for $.31 per share.

In June through August 2004, SEVI issued approximately 2,700,000 shares of common stock to various consultants. SEVI will record expense related to the issuances based on the common stock price on the date issued.

SYSTEMS EVOLUTION, INC.
CONSOLIDATED BALANCE SHEET
February 28, 2005
(Unaudited)

ASSETS

Current Assets
Cash	$61,048
Accounts receivable, net of allowance for doubtful accounts of $21,125	426,092
Deferred tax assets	43,059
Other current assets	312,768
Total Current Assets	842,967

Furniture and equipment, net of accumulated depreciation of $96,875	161,290
Deferred financing cost, net of accumulated amortization of $132,136	4,606,259
Intangibles, net of accumulated amortization of $602,196	3,005,963
Deposits	3,040
TOTAL ASSETS	$8,619,519

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities
Accounts payable	$243,436
Accrued expenses	296,729
Notes payable - related parties	20,000
Total Current Liabilities	$560,165

Deferred tax liabilities	$47,762
Convertible note, net	837,757
Long-term debt - related parties	201,194
Total Liabilities	$1,646,878

Commitments	-
STOCKHOLDERS’ EQUITY

Common stock, no par value, 750,000,000 shares
Authorized, 81,011,423 shares issued and outstanding	$14,260,692
Accumulated deficit	$(7,288,051)
Total Stockholders’ Equity	$6,972,641
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$8,619,519

SYSTEMS EVOLUTION, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Three and Nine Months Ended February 28, 2005 and February 29, 2004

	Three Months		Nine Months
	2005	2004	2005	2004
Revenues	$1,215,430	$97,253	$2,414,308	$448,209

General and administrative	861,480	2,071,894	3,115,809	2,197,011
Payroll and related costs	1,500,352	180,229	2,965,529	605,706
Operating loss	(1,146,402)	(2,154,870)	(3,667,030)	(2,354,508)

Other income(expense)
Interest expense	(363,258)	-	(859,186)	-

Net loss	$(1,509,660)	$(2,154,870)	$(4,526,216)	$(2,354,508)

Basic and diluted loss
per share	(0.02)	(0.05)	(0.07)	(0.05)

Basic and diluted weighted
average shares outstanding	79,481,122	46,472,042	68,385,086	44,265,720

SYSTEMS EVOLUTION, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended February 28, 2005 and February 29, 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,526,216)	$(2,354,508)
Adjustments to reconcile net loss to net
Cash used in operating activities:
Depreciation and amortization	1,015,350	20,125
Shares issued for services	242,050	2,020,000
Shares issued for bonus	32,695	-
Stock compensation expense	1,644,751	-
Changes in:
Accounts receivable	(78,548)	64,001
Other current assets	(372,515)	-
Other assets	(58,947)	-
Accounts payable	(416,401)	1,305
Accrued expenses	89,571	(33,674)
NET CASH USED IN OPERATING ACTIVITIES	(2,428,210)	(282,751)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(33,461)	-
NET CASH USED IN INVESTING ACTIVITIES	(33,461)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable	237,204	275,000
Repayment of notes payable	(532,825)	(301,662)
Proceed from convertible notes	2,825,000	-
Proceeds from notes payable - long-term	1,195	-
Repayments of notes payable - long-term	(154,467)	-
Proceed from stockholder receivable	-	16,422
Common stock issued for cash	124,840	284,300
Proceeds from exercise of warrants	2,250	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,503,197	274,060

NET CHANGE IN CASH	41,526	(8,691)
CASH BALANCES:
-Beginning of period	19,522	29,670
-End of period	$61,048	$20,979

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Shares issued for acquisition of CMS	$104,000	$-
Shares issued for acquisition of Next Hire	40,000	-
Shares issued for acquisition of Duration	2,250,000	-
Shares issued to purchase equipment	52,070	-
Shares issued to repay outstanding debt	31,029	-

SYSTEMS EVOLUTION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2005
(UNAUDITED)

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Systems Evolution Inc. ("SEVI") have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in the SEVI's Annual Report filed with the SEC on Form 10-KSB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for fiscal 2004 as reported in the 10-KSB have been omitted.

NOTE 2 - STOCK BASED COMPENSATION

SEVI accounts for stock-based compensation under the intrinsic value method. Under this method, SEVI recognizes no compensation expense for stock options granted when the number of underlying shares is known and exercise price of the option is greater than or equal to the fair market value of the stock on the date of grant. The following table illustrates the effect on net loss and net loss per share if SEVI had applied the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation for the three and nine months ended February 28, 2005 and February 29, 2004:

	Three Months		Nine Months
	2005	2004	2005	2004
Net loss as reported	$(1,509,660)	$(2,154,870)	$(4,526,216)	$(2,345,508)
Add: stock based compensation determined under
intrinsic value-based method	108,265	-	534,751	-

Less: stock based compensation determined under fair
value based method	(374,039)	-	(1,112,617)	-
Pro forma net loss	$(1,775,434)	$(2,154,870)	$(5,104,082)	$(2,345,508)
Basic and diluted net loss
per common share:
As reported	$(0.02)	$(0.05)	$(0.07)	$(0.05)
Pro forma	(0.02)	(0.05)	(0.07)	(0.05)

The weighted average fair value of the stock options granted during 2005 was $0.59. Variables used in the Black-Scholes option-pricing model include (1) 1.5% risk-free interest rate, (2) expected option life is the actual remaining life of the options as of each year end, (3) expected volatility is from 181% to 781% and (4) zero expected dividends.

NOTE 3 - ACQUISITIONS

CMS

Effective July 27, 2004, SEVI acquired all the issued and outstanding shares of Southwest CMS Technology Services, LP and its general partner CMS Associates, LLC ("CMS"), a San Antonio based network integration firm. SEVI paid $10,000 cash, issued a note payable totaling $40,000 and issued an aggregate of 200,000 shares of SEVI's common stock to the owners of CMS. As of the effective date, CMS became a wholly-owned subsidiary of SEVI. The acquisition was accounted for using the purchase method of accounting. The purchase price allocation is preliminary awaiting a valuation of the assets acquired.

The following are pro forma condensed statements of income for the three month period ended August 31, 2004 and 2003, as though the acquisition had occurred on June 1, 2003. Other historical financial statements are included in SEVI's report on Form 8-K/A.

	Three Months Ended August 31,
		2004	2003
Revenues		$286,468	$471,461
Net Income/(Loss)		(1,767,800)	4,233

Loss per share - basic and diluted	$$	(0.03)	$0

Duration

Effective September 24, 2004, SEVI acquired all the issued and outstanding shares of Duration Software, Inc. (“Duration”) an Austin based IT consulting firm. SEVI paid the selling stockholders $450,000 cash, issued them $300,000 of SEVI’s non-interest bearing notes due February 1, 2007, and 15,000,000 shares of SEVI common stock. The purchase price allocation is preliminary awaiting a valuation of the assets acquired. As of the effective date, Duration became a wholly-owned subsidiary of SEVI. The acquisition was accounted for using the purchase method of accounting.

The following are pro forma condensed statements of income for the six month period ended November 30, 2004 and 2003, as though the acquisition had occurred on June 1, 2003. Other historical financial statements are included in SEVI's report on Form 8-K/A.

	Six Months Ended
	November 30,
		2004	2003
Revenues		$2,783,190	$1,943,159
Net Income/(Loss)		2,962,948	(79,809)

Loss per share - basic and diluted	$$	(0.04)	$0

Next Hire

Effective September 23, 2004, SEVI purchased all of the outstanding shares of Next Hire Consultants Inc. (“Next Hire”), a Houston based staffing and permanent placement firm. SEVI issued the shareholders of Next Hire 400,000 shares of SEVI common stock.

INTANGIBLES

Intangibles consisted of the following as of February 28, 2005:
ESTIMATED USEFUL LIVES IN YEARS

Customer relationships and employment agreements that were acquired in the acquisition of:

AXP	3	220,000
CMS	3	281,196
Duration	3	3,044,648
Next Hire	3	62,315
		3,608,159
Less: accumulated amortization		(602,196)
		$3,005,963

FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following as of February 28, 2005:
ESTIMATED USEFUL LIVES IN YEARS

Furniture and office equipment	5-7	$40,573
Computer equipment	3-5	170,778
Automobiles	5	46,814
		258,165
Less: accumulated amortization		(96,875)
		$161,290

OTHER NOTES PAYABLE AND LONG-TERM DEBT

SEVI had the following debt as of February 28, 2005:

Notes payable related to the acquisition of CMS, payable in four equal installments beginning on October 1, 2004 non-interest bearing, due on July 1, 2005	$20,000
Notes payable related to the acquisition of Duration, payable in three equal installments beginning on February 1, 2005 non-interest bearing, due on February 1, 2007	200,000
Other	1,194
221,194
Less: short-term portion	(120,000)
$101,194

NOTE 4 - CONVERTIBLE NOTES

During September 2004, SEVI issued $1,825,000 in convertible promissory notes pursuant to a private placement. These notes bear interest at 8% per annum from the date of issuance and interest is payable semi-annually. These notes are due August 31, 2007. All or a portion of the unpaid principal balance is convertible into SEVI common stock at $0.05 per share. In connection with these notes, SEVI paid $91,250 cash and granted 7,300,000 warrants with exercise prices ranging from $.05 to $.15 to the investment finder, $155,586 cash and granted 14,600,000 warrants with exercise prices ranging from $.05 to $.15 to the investment banker and $35,000 to the investor’s attorney. SEVI also granted these private investors 20 warrants for every dollar loaned for a total of 36,500,000 warrants. The exercise price of the warrants ranges from $.06 to $.15 per share.

During December 2004 and January 2005, SEVI issued $1,000,000 in convertible promissory notes pursuant to another private placement. These notes bear interest at 8% per annum from the date of issuance and interest is payable monthly. These notes are due January 14, 2007. All or a portion of the unpaid principal balance is convertible into common stock at $0.13 per share. In connection with these notes, SEVI granted 6,975,000 warrants with an exercise price of $.08 to the investment banker. SEVI also granted these private investors 1.5 warrants for every dollar loaned for a total of 1,500,000 warrants. The exercise price of the warrants is $.08 per share.

The notes have been discounted for the relative fair value of the warrants, the offering costs and beneficial conversion feature. As of February 28, 2005, the stock has not been issued to the investors. All discounts will be amortized over the life of the notes.

A summary of the convertible notes at February 28, 2005 is as follows:

Gross proceeds from notes	$2,825,000
Less: Relative value of warrants	(1,846,163)
Less: Beneficial conversion feature	(472,683)
Add: Amortization of discounts	331,603
Carrying value of note on February 28, 2005	$837,757

Placement Agent Warrants. In connection with the aforementioned Note Purchase Agreement, on August 31, 2004 we issued five-year warrants (“Financial Consultant Warrants”) to two financial consulting firms to purchase an aggregate of 21,900,000 shares of common stock (See Note 6), 10,950,000 exercisable at $.05 per share, 2,737,500 exercisable at $.06 per share, 2,737,500 exercisable at $.07 per share, 2,737,500 exercisable at $.08 per share, and 2,737,500 exercisable at $.15 per share. The fees are recorded as Deferred Financing Costs and will be recognized over the life of the loan using the straight line method.

NOTE 5 - COMMON STOCK

On June 21, 2004, SEVI re-issued a lost certificate to Mr. Patrick L. Anderson, one of SEVI's directors. Mr. Anderson provided SEVI with: a request for a replacement certificate; a statement that the certificate was not endorsed; affirmation that the security had not been hypothecated, transferred, pledged or otherwise disposed; and an agreement that the original certificate be immediately surrendered if found. The lost certificate, #1000 for 8,563,094 shares, was re-issued as a certificate for 6,463,094 shares to Mr. Anderson. 2,000,000 shares of Mr. Anderson's were returned to SEVI in a transaction previously disclosed in SEVI's 10-KSB for the period ending May 31, 2004. The lost certificate is not considered issued or outstanding in the accompanying financials, but, has not been cancelled by the transfer agent.

During the three months ending August 31, 2004:

·
SEVI issued 2,250,000 shares of common stock to H.C. Wainwright and 1st SB related to the exercise of warrants. The warrants were issued and exercised during the quarter at an exercise price of $.001 per share resulting in $1,110,000 of compensation expense being recorded for the fair value of the warrants.

·	SEVI issued 200,000 shares of common stock to 8 consultants and 20,000 shares to an employee. SEVI recorded consulting expense totaling $137,000 based on the fair market value on the date issued.

·	SEVI issued 200,000 shares of common stock as consideration for the acquisition of CMS. See note 3 for details.

·	SEVI acquired equipment in exchange for 100,000 shares of SEVI's common stock valued at $52,070.

During the three months ending November 30, 2004:

·	On September 22, 2004, SEVI increased its authorized number of shares of common stock to 750,000,000.

·	On September 23, 2004, SEVI issued the shareholders of Next Hire 400,000 shares of SEVI common stock. See note 3 for details.

·	On September 24, 2004, SEVI issued the shareholders of Duration 15,000,000 shares of SEVI common stock.

·	SEVI issued 7,809,868 shares of common stock for the cashless exercise of SEVI warrants.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification Of Directors And Officers

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Idaho General Business Corporations Law permits us to indemnify an individual who is a director of SEVI against liability incurred in a proceeding if: (a) (i) he conducted himself in good faith; and (ii) he reasonably believed: (A) In the case of conduct in his official capacity, that his conduct was in the best interests of SEVI, and (B) In all cases, that his conduct was at least not opposed to the best interests of SEVI; and (iii) In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Unless ordered by a court, a corporation may not indemnify a director in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity. A corporation may not indemnify a director unless authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible because he has met the relevant standard of conduct set forth in the Idaho General Business Corporations Law. The determination shall be made: (a) if there are two or more disinterested directors, by the board of directors by a majority vote of all the disinterested directors, (a majority of whom shall for such purpose constitute a quorum), or by a majority of the members of a committee of two (2) or more disinterested directors appointed by such a vote; (b) by special legal counsel: (i) Selected by a majority vote of the disinterested directors; or (ii) If there are fewer than two (2) disinterested directors, selected by the board of directors (in which selection directors who do not qualify as disinterested directors may participate); or (c) by the shareholders, but shares owned by or voted under the control of a director who at the time does not qualify as a disinterested director are not eligible to be voted on the determination. Authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible, except that if there are fewer than two disinterested directors or if the determination is made by special legal counsel, authorization of indemnification shall be made by the board.

Our indemnification policy covering officers and directors, as contained in our By-Laws, provides that the we may indemnify its officers or directors for costs reasonably incurred in connection with civil, criminal, administrative and investigative proceedings. We may purchase indemnification insurance for officers and directors

We believe that the indemnity provisions contained in our bylaws and the limitation of liability provisions contained in our certificate of incorporation are necessary to attract and retain qualified persons for these positions. No pending material litigation or proceeding involving our directors, executive officers, employees or other agents as to which indemnification is being sought exists, and we are not aware of any pending or threatened material litigation that may result in claims for indemnification by any of our directors or executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 25. Other Expenses of Issuance and Distribution.

The estimated expenses of the offering, all of which are to be borne by the Registrant, are as follows:

SEC Filing Fee	$1,026.70
Printing Expenses*	3,000.00
Accounting Fees and Expenses*	2,500.00
Legal Fees and Expenses*	35,000.00
Blue Sky Fees and Expenses*	5,000.00
Registrar and Transfer Agent Fee*	500.00
Miscellaneous*	1,500.00
Total*	$48,526.70
* Estimated

Item 26. Recent Sales of Unregistered Securities

Date	Title and Amount*	Purchaser	Underwriter	Total Offering Price/ Underwriting Discounts
June 21, 2003	32,358 shares of Common Stock	Private Investor	NA	$.31 per share/NA
February 26, 2004	887,096 shares of Common Stock	Private Investor	NA	$.31 per share/NA
February 27, 2004	200,000 shares of common stock issued in connection with the acquisition of AXP Technologies, Inc.	Two stockholders of AXP Technologies, Inc.	NA	$___ per share/NA
June 21, 2004	20,000 shares of Common Stock issued to an employee as a signing bonus	Employee	NA	$.65 per share/NA
June 21, 2004	112,580 shares of Common Stock	Private Investor	NA	$.31 per share/NA
July 27, 2004	200,000 shares of Common Stock issued in connection with the acquisition of Southwest CMS Technology Services LP	Two owners of Southwest CMS Technology Services LP	NA	$.52 per share/NA
July 28, 2004	1,500,000 shares issued upon exercise of warrant	Financial Consultant	NA	$.51 per share/NA
August 25, 2004	750,000 shares issued upon exercise of warrant	Financial Consultant	NA	$.47 per share/NA
September 9, 2004
$1,825,000 principal amount of 8% convertible promissory notes due August 31, 2007, convertible into an aggregate of 36,500,000 shares of Common Stock, issued pursuant to a Note and Warrant Purchase Agreement, dated August 31, 2004
		Private Investors	H.C.Wainwright & Co., Inc. and 1st SB Partners Ltd.	$1,825,000/$246,835
September 9, 2004	Series A Warrants to purchase an aggregate of 9,125,000 shares of common stock issued pursuant to the August 31, 2004 Note and Warrant Purchase Agreement for the 8% convertible promissory notes	Private Investors	H.C.Wainwright & Co., Inc. and 1st SB Partners Ltd.	NA/NA
September 9, 2004	Series B Warrants to purchase an aggregate of 9,125,000 shares of common stock issued pursuant to the August 31, 2004 Note and Warrant Purchase Agreement for the 8% convertible promissory notes	Private Investors	H.C.Wainwright & Co., Inc. and 1st SB Partners Ltd.	NA/NA
September 9, 2004	Series C Warrants to purchase an aggregate of 9,125,000 shares of common stock issued pursuant to the August 31, 2004 Note and Warrant Purchase Agreement for the 8% convertible promissory notes	Private Investors	H.C.Wainwright & Co., Inc. and 1st SB Partners Ltd.	NA/NA
September 9, 2004	Series D Warrants to purchase an aggregate of 9,125,000 shares of common stock issued pursuant to the August 31, 2004 Note and Warrant Purchase Agreement for the 8% convertible promissory notes	Private Investors	H.C.Wainwright & Co., Inc. and 1st SB Partners Ltd.	NA/NA
September 9, 2004	Warrants to purchase an aggregate of 14,600,000 shares of common stock	H.C. Wainwright & Co., Inc.	NA	NA/NA
September 9, 2004	Warrants to purchase an aggregate of 7,300,000 shares of common stock to 1st SB	1st SB Partners Ltd.	NA	NA/NA
September 22, 2004	6,000,869 shares of common stock issued upon the exercise of warrants	H.C. Wainwright & Co., Inc.	NA	$.15 per share/NA
	1,809,000 shares of common stock issued upon the exercise of warrants	1st SB Partners Ltd.	NA	$.15 per share/NA
September 23, 2004	100,000 shares of common stock for the purchase of equipment	Equipment vendor	NA	$.10 per share/NA
September 23, 2004	400,000 shares of common stock issued in the acquisition of Next Hire Consultants, Inc.	Sole stockholder of Next Hire Consultants, Inc.	NA	$.10 per share/NA
September 24, 2004	15,000,000 shares of common stock issued to the stockholders of Duration Software Inc. in connection with its acquisition	Five stockholders of Duration Software, Inc.	NA	$.15 per share/NA
September 24, 2004	$300,000 principal amount of promissory notes due February 1, 2007, issued to the five stockholders of Duration Software Inc. in connection with its acquisition	Five Stockholders of Duration Software, Inc.	NA	$300,000/NA
October 26, 2004	370,461 shares of common stock issued to placement agent	Stephen Blakesley	NA	$.31/NA
October 26, 2004	313,125 shares of common stock issued to a placement agent for placement of a controller	Stephen Blakesley	NA	$.08 per share/NA
December 30, 2004
$500,000 principal amount of 8% callable secured convertible notes due December 31, 2006, convertible into an aggregate of 3,846,154 shares of Common Stock, issued pursuant to a Securities Purchase Agreement, dated December 30, 2004
		Four Institutional Investors	H.C.Wainwright & Co., Inc. and 1st SB Partners Ltd.	$500,000/$45,000
December 30, 2004	Warrants to purchase an aggregate of 1,500,000 shares of common stock issued pursuant to the December 30, 2004 Securities Purchase Agreement for the 8% callable secured convertible notes	Four Institutional Investors	H.C.Wainwright & Co., Inc. and 1st SB Partners Ltd.	NA/NA
December 30, 2004	Warrants to purchase an aggregate of 2,325,000 shares of common stock	1st SB Partners, Ltd.	NA	NA/NA
December 30, 2004	Warrants to purchase an aggregate of 4,650,000 shares of common stock	H.C Wainwright & Co., Inc.	NA	NA/NA
9/23/04	400,000 shares of common stock issued to		NA	$__ per share/NA
9/23/04	100,000 shares of common stock issued to		NA	$__ per share/NA
10/26/04	683,586 shares of common stock issued to two stockholders		NA	$__ per share/NA
1/11/05	408,690 shares of common stock issued to 12 employees	Employees	NA	$___ per share/NA
2/11/05	249,160 shares of common stock issued to three employees _____________	Employees	NA	$.08 per share/NA
2/15/05	200,000 shares of common stock issued to investor relations consultant	Sussex Avenue Partners, LLC	NA	$.08 per share/NA
2/15/05	800,000 shares of common stock issued to corporate portfolio brochure consultant	Randall Hicks	NA	$.08 per share/NA

The issuances of common stock to the employees, to the placement agent for the Company’s controller, and to the two owners of AXP Technologies, Inc., the two owners of Southwest CMS Technology Services LP, the five stockholders of Duration Software, Inc., the and the sole stockholder of Next Hire Consultants, Inc. are viewed as exempt from registration under the Securities Act of 1933, as amended (“Securities Act”), under section 4(2) thereof, as transactions not involving any public offering. The private placements of the Company’s common stock to individual investors, and the offerings of convertible notes and warrants to the two groups of institutional investors in September and December 2004 and the placement agents (H.C. Wainwright & Co., Inc. and 1st SB Partners are viewed as exempt under the provisions of Rule 506 of Regulation D under the Securities Act ..

II-

Item 27. Exhibits.

Exhibit No.	Description
3.1	Articles of Incorporation. Incorporated by reference to Exhibit 1 to the SEVI Form 10-SB, filed with the Securities and Exchange Commission (the “Commission” on January 22, 2001

3.11
Amendment to Articles of Incorporation, filed October 5, 2004. Incorporated by reference to Exhibit 3.11 to SEVI’s Amended Quarterly Report on Form 10-QSB, filed with the Commission on November 10, 2004

3.2	By-Laws. Incorporated by reference to Exhibit 2 to SEVI’s Form 10-SB, filed with the Commission on January 22, 2001.

4.1
2003 Directors, Officers and Consultants Stock Option, Stock Warrant and Stock Award Plan.Incorporated by reference to Exhibit 4.1 to SEVI’s Registration Statement on Form S-8, filed with the Commission on December 31, 2003.

4.2
Note and Warrant Purchase Agreement dated as of August 31, 2004 by and among Systems Evolution, Inc. and the Purchasers related to the sale of the Notes and Warrants. Incorporated by reference to Exhibit 4.2 to SEVI’s Current Report on Form 8-K, filed with the Commission on September 15, 2004.

4.3	Form of 8% Convertible Promissory Note due August 31, 2007 issued by Systems Evolution, Inc. to the Purchasers under the Note and Warrant Purchase Agreement, dated August 31, 2004. Incorporated by reference to Exhibit 4.3 to SEVI’s Current Report on Form 8-K, filed with the Commission on September 15, 2004.

4.4
Form of Series A Warrant issued to the Purchasers under the Note and Warrant Purchase Agreement, dated August 31, 2004. Incorporated by reference to Exhibit 4.4 to SEVI’s Current Report on Form 8-K, filed with the Commission on September 15, 2004.

4.5
Form of Series B Warrant issued to the Purchasers under the Note and Warrant Purchase Agreement, dated August 31, 2004. Incorporated by reference to Exhibit 4.5 to SEVI’s Current Report on Form 8-K, filed with the Commission on September 15, 2004.

4.6
Form of Series C Warrant issued to the Purchasers under the Note and Warrant Purchase Agreement, dated August 31, 2004. Incorporated by reference to Exhibit 4.6 to SEVI’s Current Report on Form 8-K, filed with the Commission on September 15, 2004.

4.7
Form of Series D Warrant issued to the Purchasers under the Note and Warrant Purchase Agreement, dated August 31, 2004. Incorporated by reference to Exhibit 4.7 to SEVI’s Current Report on Form 8-K, filed with the Commission on September 15, 2004.

4.8	Securities Purchase Agreement dated as of December 30, 2004 by and among Systems Evolution, Inc. and the Purchasers related to the sale of the Callable Secured Convertible Notes due December 31, 2006, and Warrants. Incorporated by reference to Exhibit 4.8 to SEVI’s Current Report on Form 8-K, filed with the Commission on January 3, 2005.

4.9	Form of 8% Callable Secured Convertible Note due December 31, 2006, issued by Systems Evolution, Inc. to the Purchasers under the Securities Purchase Agreement, dated December 30, 2004. Incorporated by reference to Exhibit 4.9 to SEVI’s Current Report on Form 8-K, filed with the Commission on January 3, 2005.

4.10
Form of Warrant issued to the Purchasers under the Securities Purchase Agreement, dated December 30, 2004. Incorporated by reference to Exhibit 4.10 to SEVI’s Current Report on Form 8-K, filed with the Commission on January 3, 2005.

5	Opinion of Sonfield & Sonfield as to legality of common stock (to be filed by amendment).

10.1	Mining Lease, between the City of Wallace and SEVI, dated December 8, 1987. Incorporated by reference to Exhibit 3 to SEVI’s Form 10-SB, filed with the Commission on January 22, 2001.

10.2
Agreement and Plan of Reorganization, dated September 4, 2003, between SEVI and Robert C. Rhodes.  Incorporated by reference to Exhibit A to SEVI’s Current Report on Form 8-K, filed with the Commission on September 10, 2003.

10.3
Asset Purchase Agreement, dated February 27, 2004, by and between SEVI and AXP Technologies, Inc. and its shareholders. Incorporated by reference to Exhibit 99.1 to SEVI’s Current Report on Form 8-K, filed with the Commission on March 26, 2004.

10.4	Registration Rights Agreement dated as of August 31, 2004 by and among Systems Evolution, Inc. and the Purchasers under the Note and Warrant Purchase Agreement, dated August 31, 2004. Incorporated by reference to Exhibit 10.4 to SEVI’s Current Report on Form 8-K, filed with the Commission on September 15, 2004.

10.5
Lock-Up Agreement, dated as of August 31, 2004, by and among Systems Evolution, Inc. and Robert C. Rhodes, Richard N. Hartmann, Willie A. Jackson, Jr.and Patrick L. Anderson. Incorporated by reference to Exhibit 10.5 to SEVI’s Current Report on Form 8-K, filed with the Commission on September 15, 2004.

10.6
Acquisition Agreement, dated August 30, 2004, by and among SEVI, Systems Evolution, Inc., a Texas corporation, Duration Software Inc. and the stockholders of Duration Software, Inc. Incorporated by reference to Exhibit 10.6 to SEVI’s Current Report on Form 8-K, filed with the Commission on September 30, 2004.

10.7
Acquisition Agreement, dated as of July 1, 2004, by and among Systems Evolution, Inc., a Texas corporation, SEVI and Southwest CMS Technology Services LP and its owners. Incorporated by reference to Exhibit 10.7 to SEVI’s Quarterly Report on Form 10-QSB, filed with the Commission on October 20, 2004.

10.8
Employment Agreement, dated as of January 1, 2004, between Systems Evolution, Inc. and Robert C. Rhodes. Incorporated by reference to Exhibit 10.8 to SEVI’s Registration Statement on Form SB-2, filed with the Commission on January 5, 2005.

10.9
Amendment No. 1, dated as of October 9, 2004, to Registration Rights Agreement, dated as of August 31, 2004, and 8% Convertible Promissory Notes due August 31, 2007. Incorporated by reference to Exhibit 10.10 to SEVI’s Registration Statement on Form SB-2, filed with the Commission on January 5, 2005.

10.10
Amendment No. 1, dated as of October 9, 2004, to Registration Rights Agreement, dated as of August 31, 2004, and 8% Convertible Promissory Notes due August 31, 2007. Incorporated by reference to Exhibit 10.10 to SEVI’s Registration Statement on Form SB-2, filed with the Commission on January 5, 2005.

10.11
Amendment No. 2, dated as of November 8, 2004, to Registration Rights Agreement, dated as of August 31, 2004, and 8% Convertible Promissory Notes due August 31, 2007. Incorporated by reference to Exhibit 10.11 to SEVI’s Registration Statement on Form SB-2, filed with the Commission on January 5, 2005.

10.12
Factoring Agreement, dated October 15, 2004, between Systems Evolution, Inc. and Allied Capital Partners, L.P. Incorporated by reference to Exhibit 10.12 to SEVI’s Registration Statement on Form SB-2, filed with the Commission on January 5, 2005.

10.13
Registration Rights Agreement dated as of December 30, 2004 by and among Systems Evolution, Inc. and the Purchasers under the Securities Purchase Agreement, dated December 30, 2004. Incorporated by reference to Exhibit 10.13 to SEVI’s Current Report on Form 8-K, filed with the Commission on January 3, 2005.

10.14
Security Agreement dated as of December 30, 2004 by and among Systems Evolution, Inc. and the Purchasers under the Securities Purchase Agreement, dated December 30, 2004. Incorporated by reference to Exhibit 10.14 to SEVI’s Current Report on Form 8-K, filed with the Commission on January 3, 2005.

10.15	Intellectual Property Security Agreement dated as of December 30, 2004 by and among Systems Evolution, Inc. and the Purchasers under the Securities Purchase Agreement, dated December 30, 2004. Incorporated by reference to Exhibit 10.15 to SEVI’s Current Report on Form 8-K, filed with the Commission on January 3, 2005.

10.16	Guarantee and Pledge Agreement, dated as of December 30, 2004, among Systems Evolution, Inc.; Robert C. Rhodes, Richard N. Hartmann, Willie A. Jackson, Jr. and Patrick L. Anderson, as Pledgors; and the Holders of the 8% Convertible Promissory Notes due August 31, 2007, and of the 8% Callable Secured Convertible Notes due December 31, 2006, as Pledgees. Incorporated by reference to Exhibit 10.16 to SEVI’s Current Report on Form 8-K, filed with the Commission on January 3, 2005.

10.17	Employment Agreement, dated as of August 2,2004, between Systems Evolution, Inc. and Willie A. Jackson.*

21	Subsidiaries of Registrant. Incorporated by reference to Exhibit 21 to SEVI’s Registration Statement on Form SB-2, filed with the Commission on January 5, 2005.

23	Consent of Lopez, Blevins, Bork & Associates, LLP*

*Filed herewith.

Item 28. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement;
(iii)	To include any additional or changed material information on the plan of distribution.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the 1933 Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement on Form SB-2 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Houston, State of Texas on the 7th day of June, 2005.

SYSTEMS EVOLUTION, INC.

By:  /s/ Robert C. Rhodes

Robert C. Rhodes
Chief Executive Officer

/s/ Robert C. Rhodes

Robert C. Rhodes
Chief Financial Officer

Dated: June 7, 2005

Pursuant to the requirements of the 1933 Securities Act, this SB-2 Registration Statement has been signed by the following persons in the capacities with Systems Evolution, Inc. and on the dates indicated.

Dated: June 7, 2005	/s/ Robert C. Rhodes
Robert C. Rhodes,
Chief Executive Officer,
Chief Financial Officer, and Director

Dated: June 7, 2005	/s/ John B. Dewberry
John B. Dewberry, Director

Dated: June 7, 2005	/s/ Patrick L. Anderson
Patrick L. Anderson, Director